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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

DEPOMED, INC.
(Name of Subject Company)

DEPOMED, INC.
(Name of Person Filing Statement)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

249908104
(CUSIP Number of Class of Securities)

James A. Schoeneck
President and Chief Executive Officer
7999 Gateway Boulevard, Suite 300, Newark, California 94560
(510) 744-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Ryan A. Murr, Esq. Eduardo Gallardo, Esq. James J. Moloney, Esq. Gibson, Dunn & Crutcher LLP 555 Mission Street, Suite 3000 San Francisco, California 94105-0921	J. David Kirkland, Esq. John W. Martin, Esq. Brian D. Lee, Esq. Baker Botts L.L.P. 1001 Page Mill Road Building One, Suite 200 Palo Alto, California 94304-1007
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

Name and Address.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Statement") relates is Depomed, Inc., a California corporation ("Depomed," "the Company," "we," "us" or "our"). Depomed's principal executive offices are located at 7999 Gateway Boulevard, Suite 300, Newark, California 94560, and its telephone number at such address is (510) 744-8000.

Securities.

        The title of the class of equity securities to which this Statement relates is Depomed's common stock, no par value ("Common Stock," and the shares of Common Stock being referred to as the "Shares"), and the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of July 12, 2015, by and between Depomed and Continental Stock Transfer & Trust Company (the "Rights Agreement"). Unless the context requires otherwise, all references to the Shares include the Rights and all references to the Rights include the benefits that may inure to the holders of the Rights pursuant to the terms of the Rights Agreement, as it may be amended from time to time. As of September 10, 2015, there were (1) 60,367,385 Shares outstanding, (2) no shares of Depomed preferred stock, no par value, outstanding, (3) 7,325,328 Shares issuable upon the exercise of outstanding stock options, (4) 1,027,742 Shares issuable upon vesting of restricted stock units ("RSUs"), (5) 2,828,284 Shares reserved for issuance under our equity compensation plans, and (6) 24,660,471 Shares reserved for issuance upon conversion of our 2.50% Convertible Senior Notes due 2021.

Item 2.    Identity and Background of Filing Person.

Name and Address.

        The name, business address and business telephone number of Depomed, which is the subject company and the person filing this Statement, are set forth in "Item 1. Subject Company Information—Name and Address" above. Depomed's website address is www.depomed.com. The information on Depomed's website is not a part of this Statement and is not incorporated by reference into this Statement.

Offer.

        This Statement relates to the unsolicited offer by Horizon Pharma plc, a public limited company formed under the laws of Ireland ("Horizon"), through its wholly owned subsidiary, Diosail Merger Corporation, a California corporation ("Offeror"), to exchange each outstanding Share for 0.95 ordinary shares of Horizon, nominal value $0.0001 (the "Horizon Ordinary Shares") upon the terms and subject to the procedures and other conditions set forth in its Preliminary Prospectus/Offer to Exchange dated September 8, 2015 (the "Offer to Exchange") and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Horizon and Offeror filed a Tender Offer Statement on Schedule TO dated September 8, 2015 (together with exhibits thereto, as amended, the "Schedule TO") and a registration statement on Form S-4 dated September 8, 2015 (as amended, the "Registration Statement") with the U.S. Securities and Exchange Commission (the "SEC"). According to the Offer to Exchange, the Offer will expire at 5:00 p.m., Eastern Time, on November 6, 2015, unless the Offer is extended.

        The purpose of the Offer, as stated by Horizon, is for Horizon to acquire control of, and as soon as practicable thereafter, the entire equity interest in, Depomed. Horizon has indicated that it intends, as soon as practicable after consummation of the Offer, to cause Depomed to merge with Offeror (the "Second-Step Merger"), after which Depomed would be a direct, wholly owned subsidiary of Horizon.

        According to the Offer to Exchange, the Offer is subject to numerous conditions, including the following, among others:

  •
  the "Minimum Tender Condition"—There shall have been validly tendered and not properly withdrawn prior to the expiration of the Offer, a number of Shares, which, together with any other Shares that Offeror then owns or has a right to acquire, is a majority of the total number of outstanding Shares on a fully diluted basis as of the date that Horizon accepts Shares for exchange pursuant to the Offer.

  •
  the "Rights Agreement Condition"—The Depomed Board shall have redeemed the Rights issued pursuant to the Rights Agreement or those Rights shall have been otherwise rendered inapplicable to the Offer and the Second-Step Merger.

  •
  the "Horizon Shareholder Approval Condition"—Horizon shareholders shall have approved the issuance of Horizon ordinary shares contemplated in connection with the Offer and the Second-Step Merger, in accordance with the rules of NASDAQ, on which the Horizon ordinary shares are listed.

  •
  the "Competition Laws Condition"—The waiting period applicable to the Offer and the Second-Step Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall have expired or been terminated (the "HSR Condition"). In addition, the waiting period (or extension thereof) applicable to the Offer and the Second-Step Merger under any other applicable foreign antitrust laws and regulations shall have expired or been terminated, and any approvals or clearances determined by Horizon to be required or advisable thereunder shall have been obtained, (together with the HSR Condition, the "Competition Laws Condition"). Horizon stated that it believes that only clearance under the HSR Act is required.

  •
  the "Stock Exchange Listing Condition"—The Horizon ordinary shares issuable to Depomed shareholders in connection with the Offer and the Second-Step Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance.

  •
  the "Registration Statement Condition"—The Registration Statement shall have become effective under the Securities Act of 1933, as amended (the "Securities Act"). No stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened by the SEC.

  •
  the "No Injunction Condition"—No court or other governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute or ordinance, common law, rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award or agency requirement (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer and the Second-Step Merger.

  •
  the "Due Diligence Condition"—Horizon shall have been given access to Depomed's non-public information on Depomed's business, assets, and liabilities to complete its confirmatory due diligence review, including access to unredacted versions of all material contracts filed by Depomed with the SEC, managed care contracts, manufacturing supply agreements, manufacturing transfer plans, intellectual property and patent litigation related documents and information, information on Food and Drug Administration required clinical trials and other planned clinical trials and other supply chain and license agreements, and related cost and other financial data, and Horizon shall have concluded, in its reasonable judgment, that there are no material adverse facts or developments concerning or affecting Depomed's business, assets and liabilities that have not been publicly disclosed prior to the commencement of the Offer.

  •
  the "No Depomed Material Adverse Effect Condition"—Since December 31, 2014, there shall not have occurred any Depomed Material Adverse Effect which has not been cured, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, would reasonably be expected to have or result in a Depomed Material Adverse Effect.

    A "Depomed Material Adverse Effect" means any effect, change, claim, event or circumstance (an "Effect") that, considered together with all other Effects, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on the assets, liabilities (whether matured or unmatured, absolute or contingent, or otherwise), business, financial condition or results of operations of Depomed taken as a whole; provided, that in no event shall any Effects resulting from any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has occurred, a Depomed Material Adverse Effect: (a) conditions generally affecting the pharmaceutical industry or the U.S. or global economy as a whole, to the extent that such conditions do not have a disproportionate impact on Depomed taken as a whole; (b) general conditions in the financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events), to the extent that such conditions do not have a disproportionate impact on Depomed, taken as a whole; (c) changes in GAAP (or any interpretations of GAAP) or legal requirements applicable to Depomed or any of its subsidiaries; (d) the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself (it being understood, however, that, except as otherwise provided in clauses "(a)," "(b)," "(c)," or "(e)" of this sentence, any Effect giving rise to or contributing to any such failure may give rise to a Depomed Material Adverse Effect and may be taken into account in determining whether a Depomed Material Adverse Effect has occurred); or (e) Effects resulting directly from the announcement or pendency of the Offer or Second-Step Merger.

        For a full description of the conditions to the Offer, please see Annex A attached hereto. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A hereto.

        According to the Registration Statement, the principal executive offices of Horizon are located at Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland and its telephone number is 011 353 1 772 2100. According to the Registration Statement, the principal executive offices of Offeror are located at 520 Lake Cook Road, Suite 520, Deerfield, Illinois, and its telephone number is (224) 383-3000.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as described in this Statement or in the excerpts from Depomed's Definitive Proxy Statement on Schedule 14A, dated as of April 7, 2015, and filed with the SEC on April 6, 2015 (the "2015 Proxy Statement"), relating to the 2015 Annual Meeting of Depomed Shareholders (the "2015 Annual Meeting"), which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, to the knowledge of Depomed as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between Depomed or its affiliates, on the one hand, and (1) Depomed, its executive officers, directors or affiliates or (2) Horizon, Offeror or their executive officers, directors or affiliates, on the other hand. The excerpts filed as Exhibit (e)(1) to this Statement are incorporated herein by reference, and include the information from the following sections of the 2015 Proxy Statement: "Report of the Audit

Committee—Equity Compensation Plan Information," "Executive Compensation," "Compensation Committee Interlocks and Insider Participation," "Executive Officers and Senior Management," and "Certain Relationships and Related Transactions." Information regarding the security ownership of certain beneficial holders and management is included in Annex B to this Statement, which is incorporated herein by reference.

        The information contained in "Item 4. The Solicitation or Recommendation" below is incorporated herein by reference.

        Any information contained in the excerpts from the 2015 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained in this Statement modifies or supersedes such information.

Relationship with Horizon and its Affiliates

        According to the Registration Statement, as of September 8, 2015, Horizon and its subsidiaries (including Offeror) directly owned 2,250,000 Shares, representing 3.7% of the outstanding Shares, based on the Shares outstanding as of July 30, 2015.

Exchange Consideration Pursuant to the Offer

        If Depomed's directors and executive officers were to tender any Shares they own pursuant to the Offer, they would receive Horizon Ordinary Shares on the same terms and conditions as Depomed's other shareholders. As of September 10, 2015, Depomed's directors and executive officers owned an aggregate of 2,832,432 Shares. For a description of the beneficial ownership of Common Stock by each person currently serving as a director of Depomed and certain executive officers of Depomed, reference is made to Annex B to this Statement, which is incorporated herein by reference and qualifies the foregoing in its entirety.

Indemnification of Directors and Officers

        Pursuant to Sections 204 and 317 of the California Corporations Code, as amended (the "California Code"), Depomed has included in its Amended and Restated Articles of Incorporation and Bylaws provisions regarding the indemnification of officers and directors of Depomed. Article Four of Depomed's Amended and Restated Articles of Incorporation provides as follows:

        "The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. This corporation is also authorized, to the fullest extent permissible under California law, to indemnify its agents (as defined in Section 317 of the California Corporations Code), whether by bylaw, agreement or otherwise, in excess of the indemnification expressly permitted by Section 317 and to advance defense expenses to its agents in connection with such matters as they are incurred, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code. If, after the effective date of this Article, California law is amended in a manner which permits a corporation to limit the monetary or other liability of its directors or to authorize indemnification of, or advancement of such defense expense to, its directors or other persons, in any such case to a greater extent than is permitted on such effective date, the references in this Article to "California law" shall to that extent be deemed to refer to California law as so amended."

        Section 29 of Depomed's Bylaws, as amended, provides as follows:

          "29.    Indemnification of Directors and Officers.

          (a)    Indemnification.    To the fullest extent permissible under California law, the corporation shall indemnify its directors and officers against all expenses, judgment, fines, settlement and other amounts actually and reasonably incurred by them in connection with any proceeding, including an action by or in the right of the corporation, by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, trustee, employee or agent of another corporation, or of a partnership, joint venture, trust or other enterprise (including service with respect to employee benefit plans). To the fullest extent permissible under California law, expenses incurred by a director or officer seeking indemnification under this bylaw in defending any proceeding shall be advanced by the corporation as they are incurred upon receipt by the corporation of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that the director or officer is not entitled to be indemnified by the corporation for those expenses. If, after the effective date of this bylaw, California law is amended in a manner which permits the corporation to authorize indemnification of or advancement of expenses to its directors or officers, in any such case to a greater extent than is permitted on such effective date, the references in this bylaw to "California law" shall to that extent be deemed to refer to California law as so amended. The rights granted by this bylaw are contractual in nature and, as such, may not be altered with respect to any present or former director or officer without the written consent of that person.

          (b)    Procedure.    Upon written request to the Board of Directors by a person seeking indemnification under this bylaw, the Board shall promptly determine in accordance with Section 317(e) of the California Corporations Code whether the applicable standard of conduct has been met and, if so, the Board shall authorize indemnification. If the Board cannot authorize indemnification because the number of directors who are parties to the proceeding with respect to which indemnification is sought prevents the formation of a quorum of directors who are not parties to the proceeding, then, upon written request by the person seeking indemnification, independent legal counsel (by means of a written opinion obtained at the corporation's expense) or the corporation's shareholders shall determine whether the applicable standard of conduct has been met and, if so, shall authorize indemnification.

          (c)    Definitions.    The term "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative. The term "expenses" includes, without limitation, attorney's fees and any expenses of establishing a right to indemnification."

        In addition, Depomed has entered into Indemnification Agreements with each of its directors and executive officers (the "Indemnitees"). Pursuant to these agreements, Depomed agrees to "hold Indemnitee harmless and indemnify Indemnitee (and Indemnitee's spouse as provided below), to the fullest extent permitted by the provisions of California law and other applicable law, from and against all Expenses and Liabilities, including, without limitation, Expenses and Liabilities arising from any Proceeding brought by or in the right of the Company or its shareholders. The Company and Indemnitee intend that this Agreement shall provide for indemnification in excess of that expressly granted by statute or provided by the Company's Articles of Incorporation, Bylaws or by vote of its shareholders. If, after the date hereof, California law or any other applicable law is amended to permit or authorize indemnification of, or advancement of defense expenses to, Indemnitee to a greater extent than is permitted on the date hereof, references in this Statement to California law or any other applicable law shall be deemed to refer to California law or such applicable law as so amended."

        Under these agreements, "Expenses" is defined to include "any and all direct and indirect costs (including, without limitation, attorneys' fees and disbursements, court costs, fees and expenses of witnesses, experts, professional advisers and private investigators, arbitration expenses, costs of attachment, appeal or similar bonds, travel expenses, duplicating, printing and binding costs, telephone charges, postage, delivery service fees, and any and all other disbursements or out-of-pocket expenses) actually and reasonably incurred by or on behalf of Indemnitee in connection with either (i) the investigation, defense, settlement or appeal of, or being a witness or participant in, a Proceeding

(including preparing for any of the foregoing) or (ii) the establishment or enforcement of any right to indemnification under this Agreement or otherwise or any right to recovery under any liability insurance policy maintained by the Company; provided, however, that 'Expenses' shall not include any judgments, fines or amounts paid in settlement." "Liabilities" is defined as "liabilities and losses of any type whatsoever, including, without limitation, judgments, fines, excise taxes and penalties (including ERISA excise taxes and penalties) and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such liabilities and losses), actually incurred by Indemnitee in connection with or as a result of a Proceeding." "Proceeding" is defined as "any threatened, pending or completed action, suit or proceeding (including any inquiry, hearing, arbitration proceeding or alternative dispute resolution mechanism), whether civil, criminal, administrative or investigative (including any action by or in the right of the Company), to which Indemnitee is or was a party, witness or other participant, or is threatened to be made a party, witness or other participant, by reason of the fact that Indemnitee is or was a director or officer of the Company, or by reason of anything done or not done by Indemnitee in that capacity or in any other capacity while serving as a director or officer of the Company, whether before or after the date of this Agreement." "Proceeding" does not include "any Proceeding initiated by Indemnitee (subject to limited exceptions) unless such Proceeding was authorized or consented to by the Board of Directors of the Company."

        A form of these indemnification agreements is filed as an exhibit to our Form 10-Q filed on November 9, 2006, and the foregoing description is qualified in its entirety by reference to such exhibit.

        Depomed has a policy of directors' liability insurance that insures its directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Item 4.    The Solicitation or Recommendation.

Recommendation

        After careful consideration, including a thorough review of the terms and conditions of the Offer with Depomed's financial and outside legal advisors, and consistent with its fiduciary duties under applicable law, the Depomed Board, by unanimous vote of all of its directors at a meeting held on September 11, 2015, determined that the Offer is inadequate and not in the best interests of Depomed and its shareholders. The Depomed Board believes that the Offer substantially undervalues Depomed's business, does not reflect the inherent value of Depomed in light of its standalone prospects, and the interests of shareholders will be best served by Depomed continuing to pursue its independent strategic plan. Accordingly, and for the other reasons described in more detail below, the Depomed Board recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer. Please see "Item 4. The Solicitation or Recommendation—Reasons for Recommendation" below for further details.

        If you have tendered any of your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or Depomed's information agent, Innisfree M&A Incorporated ("Innisfree"), at the contact information below.

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Shareholders May Call Toll-Free: (877) 800-5186
Banks & Brokers May Call Collect: (212) 750-5833

Background

        On January 15, 2015, Depomed entered into an Asset Purchase Agreement with Janssen Pharmaceuticals, Inc., pursuant to which Depomed agreed to acquire from Janssen and its affiliates the U.S. rights to the NUCYNTA franchise of pharmaceutical products for $1.05 billion in cash (the "NUCYNTA Acquisition").

        On January 23, 2015, a representative of Horizon's business development department orally communicated to a member of Depomed's business development department a preliminary interest on the part of Horizon to acquire CAMBIA (diclofenac potassium for oral solution ("CAMBIA")), Depomed's product for the treatment of acute migraine attacks in adults. Horizon's representative noted that Horizon had previously performed due diligence on the product in connection with Horizon's failed bid to acquire the product. After consultation with Depomed's senior management, the Depomed representative informed the Horizon representative that Depomed was not interested in divesting CAMBIA at that time.

        On February 6, 2015, Mr. James A. Schoeneck, President and Chief Executive Officer of Depomed, received a call from Mr. Robert F. Carey, Executive Vice President and Chief Business Officer of Horizon. During the call, Mr. Carey reiterated Horizon's interest in acquiring CAMBIA. Mr. Schoeneck noted to Mr. Carey that CAMBIA was an important part of Depomed's portfolio and that Depomed was not interested in divesting the product.

        On March 11, 2015, Mr. Timothy P. Walbert, Chairman, President and Chief Executive Officer of Horizon, sent an email to Mr. Schoeneck requesting a call with Mr. Schoeneck.

        On March 12, 2015, Depomed announced that it had entered into a definitive agreement with affiliates of Deerfield Management Company, L.P. and Pharmakon Advisors to borrow $575.0 million to fund, in part, the NUCYNTA Acquisition.

        On March 18, 2015, Mr. Schoeneck called Mr. Walbert to follow up on Mr. Walbert's request. During the call, Mr. Walbert suggested to Mr. Schoeneck the possibility of exploring a business combination between Depomed and Horizon. Among other things, Mr. Schoeneck noted to Mr. Walbert that Depomed was in the midst of completing the NUCYNTA Acquisition and that Mr. Walbert should call back following the closing of the NUCYNTA Acquisition.

        On April 2, 2015, Depomed completed the NUCYNTA Acquisition.

        On May 14, 2015, Mr. Walbert sent an email to Mr. Schoeneck requesting an in-person meeting with Mr. Schoeneck.

        Between May 15, 2015 and May 19, 2015, Mr. Schoeneck and Mr. Walbert exchanged emails regarding the scheduling of a call between Mr. Schoeneck and Mr. Walbert, which on May 19, 2015 was scheduled for May 27, 2015.

        On May 27, 2015, Mr. Schoeneck and Mr. Walbert had a telephone call. During this call, Mr. Walbert delivered on behalf of Horizon a highly conditional proposal to acquire all of the outstanding Shares of Depomed for a per share consideration of $29.25 in an all-stock transaction (the "May 27 Proposal"). Also during this call, Mr. Walbert admitted to Mr. Schoeneck that Depomed may think of Horizon's offer as opportunistic. The same day, Mr. Schoeneck received from Mr. Walbert a letter that confirmed in writing the proposal. The letter dated May 27, 2015 from Mr. Walbert to Mr. Schoeneck did not include a proposed exchange ratio.

        Also on May 27, 2015, Mr. Schoeneck spoke with Mr. Peter Staple, the Chairman of the Depomed Board, and informed him of Mr. Schoeneck's conversation with Mr. Walbert and the receipt of the May 27 Proposal. From May 28, 2015 through May 29, 2015, Mr. Schoeneck spoke with each other member of the Depomed Board to provide them with a similar update.

        On June 1, 2015, Mr. Walbert sent an email to Mr. Schoeneck requesting an in-person meeting or call with Mr. Schoeneck to discuss the timing of Depomed's response to the May 27 Proposal. On the same day, Mr. Schoeneck sent an email to Mr. Walbert indicating that Depomed anticipated responding to the May 27 Proposal by the end of that week.

        On June 5, 2015, the Depomed Board met with representatives of management and Baker Botts L.L.P. ("Baker Botts"), legal counsel to Depomed, to discuss the terms of the May 27 Proposal. During this meeting, the Depomed Board carefully considered Depomed's business, financial position and prospects, information regarding Horizon's business, and the terms, timing and nature of Horizon's unsolicited proposal. Among other things, the Depomed Board expressed concerns that the May 27 Proposal may undervalue Depomed, and its concern about the value of Horizon's common stock and the sustainability of Horizon's business model and the durability of its assets. The Depomed Board decided to continue its discussion regarding the May 27 Proposal with the assistance of financial advisors at a subsequent meeting on a date to be determined.

        On June 6, 2015, Mr. Walbert sent an email to Mr. Schoeneck requesting an update.

        On June 7, 2015, Mr. Schoeneck sent an email to Mr. Walbert indicating his availability for a call on June 8, 2015.

        On June 8, 2015, Mr. Schoeneck called Mr. Walbert. Among other things, Mr. Schoeneck communicated to Mr. Walbert that the Depomed Board had commenced its review of the May 27 Proposal, and had preliminarily noted concern that the offer was opportunistic and undervalued Depomed. Mr. Schoeneck further noted that the Depomed Board would continue its review of the proposal at a meeting the following week.

        On June 12, 2015, Mr. Schoeneck received another letter from Mr. Walbert, reiterating the May 27 Proposal. The letter dated June 12, 2015 (the "June 12 Letter") from Mr. Walbert to Mr. Schoeneck still did not include an exchange ratio.

        On June 16, 2015, at an industry conference, a member of Horizon's business development department, who was accompanied by two other Horizon representatives, revealed to a member of Depomed's business development department that Horizon had made an offer to acquire Depomed. The Horizon representative called the Depomed representative the following day and offered to send to the Depomed representative the two Horizon letters of May 27, 2015 and June 12, 2015. The Depomed representative immediately informed Depomed's senior management of the inquiry.

        On June 18, 2015, Mr. Staple received a call from Dr. Jeff Himawan, a member of the Board of Directors of Horizon. During the call, Mr. Staple indicated in response to inquiries from Dr. Himawan that the Depomed Board was aware of all communications from Horizon's management to Depomed's management, and that the Depomed Board was evaluating the May 27 Proposal. Dr. Himawan indicated Horizon was very interested in NUCYNTA, and noted Horizon's stock was trading at an all-time high.

        At a meeting of the Depomed Board on June 20, 2015, the Depomed Board carefully reviewed the terms of the unsolicited May 27 Proposal, as supplemented by the June 12 Letter (together, the "First Proposal"), with the assistance of representatives from Baker Botts, and Morgan Stanley & Co., LLC ("Morgan Stanley"), which had been retained as a financial advisor to Depomed. After deliberate and thorough consideration, the Depomed Board unanimously concluded that Horizon's unsolicited proposal was highly conditional, opportunistic and did not reflect the inherent value of Depomed in light of its standalone prospects, including the realization of the expected benefits from the NUCYNTA Acquisition. The Depomed Board further concluded that Horizon's unsolicited proposal was not in the best interests of Depomed and its shareholders. Accordingly, the Depomed Board unanimously rejected the unsolicited proposal and determined that it was not in the best interests of Depomed and its shareholders to pursue the unsolicited proposal. The Depomed Board directed that Mr. Schoeneck respond to Mr. Walbert's letter with a private letter.

        On June 23, 2015, the Depomed Board retained Leerink Partners LLC ("Leerink Partners") as an additional financial advisor to Depomed.

        On June 25, 2015, Mr. Schoeneck called Mr. Walbert. During the call, Mr. Schoeneck communicated Depomed's rejection of the First Proposal. Mr. Schoeneck also indicated to Mr. Walbert that Depomed would send a letter later that day to Mr. Walbert outlining its rationale for rejecting the First Proposal. Mr. Schoeneck encouraged Mr. Walbert to call him if he had any questions about the contents of the letter. That same day, Mr. Schoeneck sent a letter to Mr. Walbert on behalf of the Depomed Board rejecting the First Proposal and explaining the basis of such rejection.

        On June 28, 2015, Mr. Staple and Dr. Himawan exchanged email messages regarding Depomed's rejection of the First Proposal. Mr. Staple suggested Horizon direct inquiries to Mr. Schoeneck.

        Between June 25, 2015 and July 7, 2015, Mr. Walbert did not reach out to Mr. Schoeneck (other than a communication at approximately 4:00 a.m. California time on July 7 to indicate the First Proposal would be made public shortly thereafter).

        On July 7, 2015, Horizon publicly announced its unsolicited First Proposal by means of a press release, which again failed to include an exchange ratio.

        Also on July 7, 2015, the Depomed Board met with representatives of Depomed management, Morgan Stanley, Leerink Partners and Baker Botts to discuss the public announcement of Horizon's unsolicited proposal.

        On July 10, 2015, Dr. Vicente Anido, Jr., a member of the Depomed Board, received an email from Mr. Michael Grey, a director of Horizon, requesting a call to discuss the situation between Depomed and Horizon. Dr. Anido sent an email to Mr. Grey and suggested that either Mr. Walbert should contact Mr. Schoeneck or that Horizon's financial advisors should call Depomed's financial advisors.

        On July 10, 2015, a representative of Leerink Partners received a call from a representative of Citigroup Global Markets Inc. ("Citi"), financial advisor to Horizon. The Citi representative indicated Horizon may be prepared to increase its offer by $3.00 per share if Depomed would agree to engage in discussions with Horizon.

        On July 11, 2015, Depomed's financial advisors spoke with Horizon's financial advisors, and Horizon's financial advisors indicated that Horizon would be willing to increase its proposed price to acquire Depomed by $3.00 per share in Horizon ordinary shares, contingent on Depomed engaging with Horizon toward a transaction. Depomed's financial advisors stated that they would discuss the new price with Depomed and follow up at a later time.

        On July 12, 2015, the Depomed Board met again with representatives of Depomed management, Morgan Stanley, Leerink Partners, Baker Botts and Gibson, Dunn & Crutcher LLP ("Gibson Dunn"), which had been retained as an additional legal counsel. Among other things, a representative of Leerink Partners reported on the July 11, 2015 call with Citi, in which Citi indicated that Horizon may be prepared to increase its offer to $32.25 per share if Depomed would agree to engage in discussions with Horizon. After extensive discussion, and in consultation with its financial and legal advisors, the Depomed Board concluded it was not in the best interests of the Company and its shareholders to engage in discussions with Horizon based on terms set forth in the First Proposal or on the new tentatively proposed terms. Also at the meeting the Depomed Board unanimously approved the adoption of the Rights Agreement for the purpose of providing the Depomed Board with sufficient time to fully assess and respond to any proposals. The Rights Agreement was not intended to prevent an acquisition of Depomed on terms that the Depomed Board considers favorable to, and in the best interests of, all Depomed shareholders. The Rights Agreement is intended to help assure that all of the Company's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive or coercive tactics to gain control of the Company without paying all shareholders a control premium. The Depomed Board also adopted amendments to Depomed's Bylaws in order to put in place a clear process by which shareholders can call a special meeting. The amendments are intended to prevent shareholders from being subject to coercive tactics and to create a clear, transparent and orderly process for Depomed shareholders to exercise their rights to convene a special meeting, in a manner consistent with law while allowing the Depomed Board and all of Depomed's shareholders to act on a fully informed basis.

        On July 18, 2015, Mr. Staple spoke by phone with Dr. Himawan. During the call, Mr. Staple indicated in response to inquiries from Dr. Himawan that the Depomed Board was aware of all communications from Horizon's management and financial advisors to Depomed's management and financial advisors (including the potential increase in price discussed by the parties' financial advisors), and that the responses Horizon had received were the Depomed Board's responses. Mr. Staple indicated that Mr. Walbert had not sought to communicate with Mr. Schoeneck since Mr. Schoeneck called Mr. Walbert on June 25, 2015 to indicate that a letter responding to Horizon's non-binding conditional offer was being sent to Mr. Walbert.

        On July 20, 2015, Horizon pre-announced certain estimated financial results for the second quarter of 2015 and increased its full year 2015 adjusted EBITDA guidance range. In its accompanying press release, Horizon indicated its July 7 Proposal would constitute a "tax-free exchange."

        On July 21, 2015, Horizon issued a press release announcing a purported revised, highly conditional, unsolicited and non-binding proposal to acquire all of the outstanding shares of Depomed in an all-stock transaction valued at $33.00 per share (the "July 21 Proposal"). The July 21 Proposal did not include any reference to a "tax-free exchange." Again, no exchange ratio was specified.

        Also on July 21, 2015, Dr. Anido received the following email from Mr. Grey encouraging Dr. Anido to facilitate a dialogue between Mr. Schoeneck and Mr. Walbert, and alleging Mr. Schoeneck was seeking to thwart a transaction with Horizon by paying a significant control premium for "any asset" at "any price":

  Vince

  I wanted to reach out to you one more time to see if there is a way to facilitate the initiation of a dialogue between Jim and Tim. As is clear from Tim's letter to the Depomed board earlier today, the Horizon team stands ready to engage with Depomed management. The word on the street is that rather than engaging with Horizon, Jim is seeking to buy any asset at any price with a significant change of control premium, providing the deal can be done quickly, in an attempt to thwart the proposed Horizon transaction.

  We continue to believe that a Depomed/Horizon transaction is the best way to build value for both company's shareholders and, again, would appreciate any help to facilitate a discussion between the two companies.

  Thanks

  Mike

        On July 22, 2015, Mr. Staple received a text message from Dr. Himawan explaining why Mr. Walbert had not called or contacted Mr. Schoeneck. The text message read as follows:

  Last time we talked, we both mentioned that Tim should call or contact Jim directly. Tim wants to call Jim but our various transaction advisors and "deal braintrust" have advised against it. I do not agree with their conclusion and advice. But for now at least, we have decided to follow our advisors. I just wanted you to know this. And I didn't want to put this in an email. Text is safer I think as a form of secure communication. Thus no call from Tim to Jim so far. I will keep trying. If you get this text, please respond so I know that you got it. Thanks. JH

        On July 24, 2015, the Depomed Board met with representatives of Depomed management, Morgan Stanley, Leerink Partners, Gibson Dunn and Baker Botts to, among other things, consider the July 21 Proposal. At the meeting the Depomed Board discussed the July 21 Proposal with its legal and financial advisors, and determined to continue the discussion at a subsequent meeting.

        On July 29, 2015 the Depomed Board held a meeting to continue its consideration of the July 21 Proposal with its financial and legal advisors. At the meeting the Depomed Board unanimously rejected the July 21 Proposal, concluding after a thorough review of the terms and conditions of the July 21 Proposal, conducted in consultation with its financial and legal advisors, that the July 21 Proposal was inadequate and not in the best interests of Depomed and its shareholders. On July 29, Depomed issued a press release announcing the Depomed Board's determination and Mr. Schoeneck also sent a letter to Mr. Walbert on behalf of the Depomed Board communicating such determination and the reasons therefor.

        On July 30, 2015, Mr. Schoeneck and Mr. Walbert had a telephone discussion. During such conversation Mr. Walbert mentioned that Horizon was prepared to increase its proposal and was willing to include up to 25% in cash. Mr. Schoeneck agreed to respond to Mr. Walbert either directly or through Depomed's financial advisors.

        On July 31, 2015, representatives of Morgan Stanley and Leerink spoke with representatives of Horizon's financial advisors at Citi and Jefferies.

        Late on Friday evening July 31, 2015, Mr. Walbert sent Mr. Schoeneck an e-mail that read as follows:

  Jim,

  I wanted to follow up from our call yesterday. As I am sure you are aware, Citi and Jefferies spoke today with Morgan Stanley and Leerink. Unfortunately, Morgan and Leerink communicated they would not provide any feedback on value or terms. Rather, the instructions were no change from before our call, that is for Horizon to put forth a more compelling offer and Depomed may then consider it. Morgan and Leerink also appeared confused about the transaction being a merger of equals and not an acquisition with a premium of approximately 60 percent, as well as focusing the conversation first on the absolute value per share and then switching to an undisclosed threshold level of relative ownership that must be delivered to Depomed shareholders.

  In the first instance, they indicated our offer was not compelling and that it was all about value. Then they said our $33.00 offer was the same value as our $29.25 offer. We must admit that was an interesting twist on math and value.

  When our advisors pressed that our $33.00 offer was a 10 percent plus increase in the value to the $29.25 offer (assuming a fully diluted share count of 73 million), or an approximate $300 million increase in equity value, your advisors shifted their argument away from "value" and stated that it is actually the percentage ownership of Horizon which the Depomed shareholders would actually be receiving that is not compelling to the Depomed Board.

  Jim, we have a difficult time following the logic here. As you know, relative contribution analysis is used when forming joint ventures or in the context of a merger of equals when there is little to no premium being conveyed. However, that is simply not the case here. At $33.00 a share, we are offering your shareholders an approximate 60 percent premium to Depomed's unaffected share price on July 6, 2015. Importantly, as was evidenced when we first made our offer public and 20 million of your shares traded that day alone, we would expect there to be ample liquidity for your shareholders to sell their shares on announcement should they choose to do so, thereby realizing the value of the deal that day.

  Moreover, as you have seen in the marketplace, the share prices of acquiring companies have risen upon the announcement of reaching a deal. With a fixed exchange ratio, if that were to occur here, your shareholders would enjoy the benefit of our potential share price move for possibly even a higher value than the agreed to initial value. This was certainly the case when we announced our most recent deal with Hyperion, as our share price rose 18 percent on the day of public announcement.

  Also as we discussed yesterday, at $33.00 a share, we would be willing to consider putting up to 25 percent of the consideration in cash. At our closing share price today of $36.85, your shareholders would receive approximately 22 percent of Horizon, pro forma for the acquisition, plus the cash consideration—hardly a no-premium merger of equals.

  Jim, we just don't see relative ownership as the correct analysis when we are offering a substantial premium, using cash for up to 25 percent of the consideration and providing your shareholders with the ability to sell into a liquidity event for those not wanting to own Horizon—not to mention that your shareholders would own approximately 22 percent of Horizon at close. You also seem to overlook the fact that we would be (a) repaying your $575 million in 10.75 percent high yield debt; (b) paying the approximately $100 million early payment fee associated with the high yield debt (subject to diligence); (c) by moving from 100% stock to up to 25% cash, would have to incur the cost of triggering the make whole fee of approximately $40 million on your $345 million in convertible debt; and (d) also by moving from 100% stock to up to 25% cash, required to upon closing repay or convert into Horizon equity your $345 million in convertible debt.

  Frankly, we don't know how your Board and advisors can even make an informed decision about relative value when we have not had the ability to diligence each others' business plans. Are you basing your relative analysis on revenue, earnings or cash flow and over what period of time? We only see this line of reasoning as an attempt to justify your lack of willingness to engage. We think your shareholders should be given the opportunity to have a say as to whether they believe $33.00 a share is good value or not. We are also confident that your shareholders do not think $33.00 a share is the same as $29.25 a share because approximately 63 million of your shares or approximately 107 percent of your float has traded since we made our initial offer public.

  I am writing you today to make absolutely sure the communication from Morgan and Leerink reflects the wishes of Depomed. Let me reiterate that we prefer a constructive negotiation and conclusion. Jim, it is not our preferred route, but we are prepared to take our proposal directly to your shareholders and challenge the decision making of the Depomed Board.

  I need to receive feedback on what value and terms Depomed would be willing to engage as soon as possible. We are unwilling to continue to waste time.

  Best regards,

  Tim

        Also on the evening of July 31, 2015, Dr. Himawan sent an almost identical email to Mr. Staple.

        On August 2, 2015, Mr. Schoeneck responded to Mr. Walbert's email to clarify certain mischaracterizations in Horizon's July 31 correspondence. Mr. Schoeneck's email to Mr. Walbert read as follows:

  Tim,

  During our call on Thursday, you mentioned that you were prepared to increase the price and to include up to 25% in cash. I responded that I would get back to you either directly or through our advisors within a day. Our bankers spoke to yours on Friday and relayed our position.

  Here is a recap from the bankers' conversation. The comments in parentheses are mine:

  •
  We understand that our CEOs talked, and that Horizon is flexible to both increasing the price and adding cash as a form of consideration, up to 25% cash (this was confirmed in an email from one of your Board Directors to our Board Chairman late Friday night).

  •
  So far Horizon has not made any increase in its proposal; in fact, it has reduced the consideration in its proposal.

  •
  Horizon has all the information it needs to make a compelling offer.... it has the information in Depomed's recent earnings press release, as well as updated analyst reports (and our Form 10-Q which will be filed tomorrow).

  •
  Depomed is focused on contribution to revenue, EBITDA and unlevered free cash flow.

  •
  Depomed is focused on value, and a cash component of up to 25% would only be of interest if Horizon moves to a higher total valuation for Depomed.

  •
  It is up to Horizon to make a compelling offer, which it has not done.

  •
  Depomed's management and Board are determined to do what is best for Depomed's shareholders. They would do a transaction at a compelling value (this would be subject to traditional due diligence since the proposal involves HZNP stock). Otherwise Depomed is confident in the growth prospects for the company remaining independent.

  Your bankers showed considerable frustration that our bankers would not tell them what it would take to get a deal done. Our bankers made it clear that it was up to Horizon to make a compelling offer. Your bankers asked whether we would respond or react to an offer of $37 a share, where the Depomed shareholders would own approximately 30% of the new company. Our bankers said that if a new offer were made, we would of course respond.

  I strongly disagree with some the assertions in your letter. The references to "premiums" are disingenuous and irrelevant, since they are based on an "unaffected price" at an opportunistic time that did not reflect our recent results, which were well beyond what the market was expecting, and the updated future growth prospects for our business. You and your bankers must know that the most important value metric is our contribution to the financial success and future growth of the proposed new company—Depomed's shareholders are entitled to ownership in the new company commensurate with what Depomed is contributing and are also entitled to share in the synergies from the combination.

  We have talked to our shareholders and the vast majority do not support your offer at this price level and proforma ownership percentage. It is unfortunate that Horizon has not been willing to make a compelling offer to date. I note the last line of your email to me and of Jeff's email to Peter: that you are unwilling to continue to waste time. If that is the way you feel, making a clear and compelling offer is in your control. We will continue to do what is in the best interests of our shareholders.

  Best regards, Jim

        On August 3, 2015, Horizon filed a preliminary solicitation statement with respect to a solicitation by Horizon for proxies of Depomed's shareholders in an effort to demand that a special meeting of Depomed's shareholders be called to consider and vote upon a number of proposals, including (i) to remove all of the directors from the Depomed Board and (ii) to amend certain provisions of the Depomed Bylaws (the "Horizon Initial Special Meeting Solicitation"). Also on August 3, 2015 Horizon submitted to Depomed a letter requesting a record date in connection with the Horizon Initial Special Meeting Solicitation.

        Also on August 3, 2015, Mr. Walbert sent the following e-mail to Mr. Schoeneck:

  Jim,

  By now you will have seen the actions we have taken this morning. We feel you have left us no alternative but to begin the process of allowing your shareholders a direct say on our proposal.

  As an aside, with regard to your e-mail last night, it is preposterous to think that we would have made another proposal on a call in which we were expecting you to finally engage and make a counter proposal. As we discussed Thursday, you said my statement of potentially adding increased value and a percentage in cash upon engagement was "helpful"—it was made under the assumption you engage in a dialog. I stated we need something to work with to make this constructive. You said you would talk to a few people and get back to me. Your advisors indicated you again decided not to discuss this and said they had no feedback.

  Regarding the advisor discussion, in the context of trying to explain to your bankers their faulty logic of focusing on pro forma ownership as opposed to value, our advisors merely illustrated how that faulty logic results in ridiculous premiums. For example, our initial proposal in May of $29.25 would have resulted in approximately 27% ownership for Depomed shareholders in Horizon. As your bankers continued to stress pro forma ownership as opposed to value, our advisors merely pointed out that as our stock has performed based on fundamentals from the time of our initial proposal, to increase that percentage ownership from 27% to 30% would result in a nearly $37.00 per share based on our where our stock was trading at that time on Friday. That would be nearly an 85% premium to your unaffected stock price of $20.88 on May 26th. That was not a proposal.

  We are not willing nor have we or our advisors ever suggested we would consider an offer of $37.00 per share for our proposed acquisition of Depomed and any inference that we have suggested this is inaccurate.

  As I said in my note Friday, our proposal is an acquisition proposal with a substantial premium for your shareholders. The discussion of relative contribution is a red herring. This is a market leading high premium, acquisition proposal that is by any reasonable standard compelling. If you are indeed open to a compelling transaction as your email suggests, you should engage now.

  We remain committed to our proposal of $33.00 per share.

  Best regards,

  Tim

        On the morning of August 7, 2015, Mr. Schoeneck sent the following letter to Mr. Walbert:

  August 7, 2015

  Timothy P. Walbert
  Chairman of the Board, President and Chief Executive Officer
  Horizon Pharma plc
  Connaught House, 1st Floor, 1 Burlington Road
  Dublin 4, Ireland

  Dear Tim,

  In our conversation late last week, you stated that Horizon was prepared to increase its proposal and to include a cash component of up to 25%. This was confirmed in an email late Friday night from one of your Board members to our Board Chairman. Yet you still have not made a new proposal. Instead, you have insisted that we need to first make a counter-offer. It does not make any sense to engage with Horizon unless you make a sufficiently compelling and detailed proposal.

  As we have previously told you, in order to be compelling, a proposal must reflect what Depomed would contribute to the combined company, as well as the value of synergies from the transaction. Surely your bankers and internal staff have this information as confirmed by the reference from one of your bankers last week.

  You continue to be wrongly focused on a "premium to unaffected price", when you know that our so-called "unaffected price" did not take account of our recent strong results, the additional insights we provided about NUCYNTA and the confirmation this week that all Depomed products remain covered by the major PBMs. What matters is the intrinsic value of Depomed and the contribution Depomed would make to the combined company. The inclusion of 25% cash does not change this from being mostly a stock-for-stock transaction.

  We are making available an investor presentation today which shows the continued period of accelerated growth we have experienced and Depomed's promising outlook. It also includes an equity contribution analysis which shows Depomed's equity contribution to the combined company—for example, based on revenues in 2016 and 2017, Depomed's equity contribution would be 33% and 35%, respectively.(1) The Depomed shareholders are entitled to an ownership interest that is commensurate with what Depomed would contribute to the combined company as well as a share of the synergies.

  Your willingness to increase your proposal is an obvious recognition that the vast majority of our shareholders do not support what you have proposed. Our Board takes its fiduciary duties seriously and will always be open to any compelling proposal that creates value for its shareholders, but we are prepared and committed to take actions that we deem appropriate to protect our shareholders' interests, even if it involves protracted litigation and a proxy fight.

  Best regards, Jim

  (1)
  Based on median metrics from Bloomberg and Wall Street research reports available to Depomed published since each company revised its guidance (7/20/15 for Horizon and 7/29/15 for Depomed).

        On August 7, 2015, Horizon hosted a live conference call and webcast to discuss Horizon's second quarter 2015 financial results. Following the conclusion of Horizon's conference call, Horizon emailed a statement to Bloomberg News confirming that Horizon was prepared to raise its offer and to include a potential cash component.

        On August 13, 2015, Mr. Walbert sent the Depomed Board a letter indicating that Horizon had set an exchange ratio of 0.95 Horizon shares for each Depomed share, and offered to include up to 25% in cash, subject to various conditions, including a reduction in the total consideration per share to $32.50 per share (the "August 13 Proposal").

        On August 18, 2015, Mr. Walbert, on an unsolicited basis, delivered to Mr. Schoeneck a proposed form of non-disclosure agreement that would permit Horizon, at any time after September 12, 2015, to publicly and unilaterally release any material non-public information provided by Depomed to Horizon under the agreement.

        On August 19, 2015, the Depomed Board met with representatives of Depomed management, Morgan Stanley, Leerink Partners and Gibson Dunn to, among other things, consider Horizon's August 13 Proposal. At the meeting, representatives of Morgan Stanley and Leerink Partners reviewed various analyses of the financial terms of Horizon's August 13 Proposal. Representatives of Gibson Dunn reviewed with the Depomed Board their fiduciary duties and the terms of Horizon's August 13 Proposal. The Depomed Board unanimously rejected the August 13 Proposal, concluding after a thorough review of the terms and conditions of the August 13 Proposal, in consultation with its financial and legal advisors, that the August 13 Proposal was inadequate and not in the best interests of Depomed and its shareholders. On August 19, Depomed issued a press release announcing the Depomed Board's determination and Mr. Schoeneck also sent a letter to Mr. Walbert on behalf of the Depomed Board communicating such determination and the reasons therefor.

        Also on August 19, 2015, Horizon announced its slate of nominees and delivered a record date request to Depomed relating to the election of the Horizon nominees.

        On August 31, 2015, Depomed sent a letter to Mr. Walbert informing him that the Depomed Board had set a record date of October 29, 2015 to determine shareholders entitled to request a special meeting to vote on the three proposals submitted on August 3, 2015 (which did not include the election of new board members). The letter further indicated that Depomed continues to review Horizon's August 19, 2015 request (related to the election of new directors), and would respond to it in due course.

        On September 8, 2015, Horizon announced that it had commenced the Offer to Exchange by filing the Schedule TO and the Registration Statement with the SEC. Horizon also issued a press release regarding the commencement of the Offer.

        On September 11, 2015, the Depomed Board met with representatives of Depomed management, Morgan Stanley, Leerink Partners and Gibson Dunn to, among other things, consider the Offer. At the meeting, representatives of Morgan Stanley and Leerink Partners reviewed various analyses of the financial terms of the Offer. Representatives of Gibson Dunn reviewed with the Depomed Board their fiduciary duties and the terms of the Offer. The Depomed Board, after a thorough review of the terms and conditions of the Offer, concluded that the Offer was inadequate and not in the best interests of Depomed and its shareholders, and resolved to recommend that Depomed shareholders reject the Offer and not tender their Shares to Horizon pursuant to the Offer.

        On September 14, 2015, Depomed filed this Statement with the SEC and issued a press release regarding the Board's conclusion and recommendation regarding the Offer.

Reasons for Recommendation

        The Depomed Board considered numerous factors in consultation with Depomed's management and Depomed's financial and legal advisors before reaching its conclusion on the Offer. The reasons detailed below serve as the basis for the Depomed Board's determination to recommend that Depomed shareholders reject the Offer.

1.     We believe the Offer is inadequate and substantially undervalues Depomed.

The value of the Offer on the last trading day before Horizon commenced it was $27.93.1

        The value of the Offer was $27.93 per Share as of September 4, 2015, the last trading day prior to the commencement of Horizon's Offer. The value of the Offer was $27.54 per Share as of September 11, 2015, the last trading day prior to the filing of this Statement. By way of reference, Depomed's Common Stock traded as high as $28.16 per Share in April 2015, less than a month before Horizon submitted its initial unsolicited acquisition proposal.

        Given that Horizon has set a fixed exchange ratio, the exchange ratio will not be adjusted based on the market price of Depomed Common Stock or Horizon Ordinary Shares. The value of the Offer can and will change every day and there is neither (i) protection to Depomed shareholders against a precipitous drop in the price of Horizon Ordinary Shares nor (ii) benefit to Depomed shareholders from an increase in the price of Depomed Common Stock.

        Moreover, Horizon may revise the terms of the Offer, including the exchange ratio, for any reason at its sole discretion. For example, Horizon can reduce the exchange ratio if the price of Horizon Ordinary Shares increases at any time prior to the expiration of the Offer.

In our view Horizon opportunistically timed its unsolicited takeover proposal.

        In April, Depomed publicly announced that we would re-launch our recently acquired NUCYNTA® franchise in June 2015. In fact, in June, Depomed trained and deployed 275 sales specialists to sell NUCYNTA on behalf of the Company and resumed significant marketing and medical support for the brand. We believe that Horizon timed its acquisition proposal to preempt our expected positive impact on NUCYNTA prescription demand and revenue.

        Since July 6, 2015, the last trading day prior to the July 7 Proposal:

  •
  Depomed announced record second quarter earnings results that exceeded analysts' expectations, increased its cash and cash equivalents by $55 million over the first quarter of 2015, and raised its financial guidance for 2015.

  •
  NUCYNTA ER prescriptions reached their highest level in almost three years for the week ended September 4, 2015.

  •
  NUCYNTA ER prescription growth has accelerated, growing by 15.5% year-over-year on a four-week rolling basis for the period ended September 4, 2015 compared to 3.6% on the same basis immediately prior to Depomed's re-launch of NUCYNTA ER in June (week ended June 5, 2015).

  •
  Analysts have increased their projected annual revenue growth rate from the midpoint of 2015 guidance through 2018 for Depomed to 26% as of September 11, 2015, which is significantly higher than Horizon's projected annual revenue growth rate of 17% from the midpoint of 2015 guidance through 2018 as of the same date.2

1
All references to the value of the Offer per share are equal to 0.95 multiplied by the last sale price of Horizon Ordinary Shares on the measurement date.

2
Based on published median metrics from selected analysts since each company revised its guidance (7/20/2015 for Horizon and 7/29/15 for Depomed): Depomed 2018 estimated revenue of $668 million; Horizon 2018 estimated revenue of $1,070 million. The midpoint of 2015 revenue guidance for each of Depomed and Horizon is $330 million (product sales only) and $670 million respectively, as of September 11, 2015.

  •
  We received confirmation that all of Depomed's products will be covered by one or more of the major prescription benefit managers ("PBMs") in the U.S. through 2016.

We believe the Offer does not appropriately reflect Depomed's contribution to the pro forma enterprise.

        Based on research analysts' current median estimates, Depomed's equity contribution based on revenue in 2016, 2017, and 2018 would imply ownership of 32%, 33%, and 34%, respectively, of the combined company on a pro forma basis, not giving effect to any significant price increases that we believe Horizon would implement, consistent with its historical practice, across Depomed's products.3,4,5,6,7

        However, the Offer contemplates that Depomed shareholders would own approximately 28.2% of the combined company, without taking into account the potential dilution resulting from the vesting of the additional 9,322,000 performance stock units granted by Horizon to its management in the second quarter of 2015.8

        We note that in its Offer to Exchange, Horizon calculates the pro forma ownership of Depomed shareholders in the combined company at approximately 31.7%, instead of 28.2%. We believe that the difference results from, among other things, the fact that Horizon's calculation settles dilutive securities in an inconsistent manner: Horizon's calculation settles Depomed's convertible obligations via equity, while settling its own convertible obligations via cash. If we applied what we believe to be Horizon's inconsistent approach, Depomed's revenue contribution in 2016, 2017, and 2018 would imply ownership of 35%, 37%, and 37%, respectively.9

We believe the Offer fails to appropriately compensate Depomed's shareholders for the significant synergies that Horizon claims would be created by combining the companies.

        Horizon claims that a combination of the companies could yield significant synergies. However, we do not believe the Offer equitably reflects Depomed's value based on its contribution to the pro forma enterprise on a stand-alone basis, let alone the value of the realization of potential operating synergies and tax savings.

3
Equity ownership based on exchange ratio of 0.95 of an ordinary share of Horizon per Depomed share and Horizon current price per share of $28.99 as of September 11, 2015.

4
Based on published median metrics from selected analysts since each company revised its guidance (7/20/15 for Horizon and 7/29/15 for Depomed): Depomed 2016-2018 estimated annual revenue of $498 million, $589 million, and $668 million; Horizon 2016-2018 estimated annual revenue of $860 million, $963 million, and $1,070 million; Depomed and Horizon net debt of $797 million and $618 million (reflects the fact that Horizon used $72 million of cash from its balance sheet to acquire Depomed shares that are to be valued to at $62 million based on the offer), respectively, assuming net share settlement of convertible debt.

5
Ownership percentage based on fully diluted shares outstanding using the Treasury Stock Method for options and net share settlement method for Depomed and Horizon's outstanding convertible debt.

6
Ownership percentage for Depomed shareholders other than Horizon; assumes Depomed shares currently held by Horizon are retired.

7
Includes make-whole on Depomed's outstanding convertible debt.

8
See footnotes 3, 5, 6 and 7.

9
See footnotes 4, 6 and 7.

  •
  Even if Horizon were to retain Depomed's salesforce, there are meaningful cost synergies in both the general and administrative infrastructure of Depomed.

  •
  Horizon claims it may also accrue significant tax savings as part of any transaction. Any reduction in Depomed's effective tax rate would substantially increase Depomed's contribution to Horizon.

        As a result of these synergies, we would expect the pro forma ownership of the combined company by Depomed shareholders to be above the levels implied by the revenue contribution analysis described above.

2.     We believe Depomed has and will continue to deliver tremendous value to shareholders.

We strongly believe Depomed has a demonstrated track record of delivering shareholder value and a bright future as an independent company.

  •
  Since January 1, 2012, Depomed's share price has increased approximately 428%, as of September 11, 2015. This compares to increases of 56% and 243%, respectively, in the S&P 500 and Nasdaq Biotechnology Index for the same period. We believe our ability to outperform the broader market and the biotech sector is the result of the successful execution of our strategy. In our view:

  •
  Our financial performance is strong.

  •
  At the midpoint of Depomed's updated 2015 guidance, Depomed's product sales will achieve a compounded annual growth rate of 129% since 2012.

  •
  We reported $94.3 million net product sales in the second quarter of 2015, which is an all-time high, an increase of 234% compared to the second quarter of 2014 and 198% compared to the first quarter of 2015.

  •
  Cash and marketable securities increased by $55 million in the second quarter of 2015 from the prior quarter.

  •
  We have successfully executed our acquisition and commercialization strategy.

  •
  In April 2015, we acquired the U.S. rights to the NUCYNTA franchise, which we believe has the potential to exceed $1 billion annual net sales.10 Net sales of NUCYNTA for the second quarter of 2015, our first quarter selling the products, were $56.7 million. NUCYNTA and NUCYNTA ER are the only products approved by the Food and Drug Administration (the "FDA") that contain tapentadol, the only new chemical entity approved in the Schedule II opioid drug class in the last 30 years.

  •
  Since launching our proprietary Gralise® product in the fourth quarter of 2011, we have grown quarterly net sales of Gralise to $20.9 million, an increase of approximately 38% compared to the second quarter of 2014. Gralise is the only FDA-approved once-daily formulation of gabapentin.

  •
  In 2013, we acquired CAMBIA®, the only FDA-approved single-agent prescription non-steroidal anti-inflammatory drug for the treatment of acute migraine headaches. Net sales of CAMBIA for the second quarter of 2015 were $6.8 million, an increase of approximately 38% compared to the second quarter of 2014.

  •
  In 2013, we acquired Lazanda®, the only FDA-approved nasal spray indicated for the management of breakthrough cancer pain in its therapeutic class. Net sales of Lazanda

10
There can be no assurance that the anticipated results will be achieved.

        for the second quarter of 2015 were $3.9 million, an increase of 185% compared to the second quarter of 2014.

      •
      In 2012, we acquired Zipsor®, the only FDA-approved formulation of diclofenac that uses ProSorb® dispersion technology, which reduces the time to the onset of pain relief. Net sales of Zipsor for the second quarter of 2015 were $6.0 million and total net sales from acquisition through the second quarter of 2015 are over $65 million.

    •
    We financed our commercial expansion and acquisitions with minimal equity dilution to our shareholders.

    •
    We last sold shares of Common Stock in a $20.9 million equity financing completed in April 2007. Since then, we have earned more than $500 million in payments in connection with our license and development transactions and intellectual property litigation ("Licensing Transactions"), including $240.5 million from the sale of our interests in royalty and milestone payments under our license agreements in the Type 2 diabetes therapeutic area to PDL BioPharma, Inc.

    •
    We financed the launch of Gralise and the acquisitions of CAMBIA ($48.7 million), Lazanda ($4.0 million) and Zipsor ($25.9 million) with proceeds from the Licensing Transactions.

    •
    We financed the acquisition of NUCYNTA with cash on hand, $575 million in term debt borrowed from Deerfield Management and Pharmakon Advisors (the "Term Debt"), and $345 million in 2.5% notes convertible into Depomed Common Stock at a 37.5% premium to the price of the Depomed Common Stock before the note financing.

    •
    We expect to execute further accretive transactions.

    •
    We continue to actively pursue additional acquisitions, targeting products with lengthy exclusivity and future peak sales.

    •
    The terms and conditions of the Term Debt allows Depomed the flexibility to, among other things, (i) acquire companies and products that would be financially accretive to Depomed on an EBITDA basis, (ii) prepay the Term Debt, (iii) issue additional, unsecured notes and (iv) make other important investments in our business.

The NUCYNTA franchise is, in our view, a transformational value driver for Depomed that will significantly increase Depomed's EBITDA and cash flow in 2015 and beyond.

  •
  The NUCYNTA franchise, our flagship products in the multi-billion dollar pain market, was officially re-launched by Depomed in mid-June 2015 with an expanded sales force of 275, plus full marketing and medical support.

  •
  Depomed's commercialization strategy for the NUCYNTA franchise is focused on (i) significantly increased promotion and marketing efforts, (ii) revamped product positioning and messaging, (iii) optimized pricing and access, and (iv) educating physicians on proper dosing and titration of the products.

We believe Depomed's success defending and enforcing its intellectual property and product exclusivity rights is among the best in our industry and positions us to continue to deliver long-term value to shareholders.

  •
  We expect lengthy periods of market exclusivity for our products:11

  •
  NUCYNTA—Approved Drug Products with Therapeutic Equivalence Evaluations (the "Orange Book") listed patents to December 2025 (NUCYNTA) and March 2029 (NUCYNTA ER). The active pharmaceutical ingredient in NUCYNTA and NUCYNTA ER is tapentadol, a new chemical entity. The latest to expire of the Orange Book listed patents covering the products expire in June 2025 and September 2028 for NUCYNTA and NUCYNTA ER, respectively. We expect to receive an additional six-month pediatric extension of patent exclusivity for both NUCYNTA and NUCYNTA ER.

  •
  Gralise—January 2024 based on Abbreviated New Drug Application ("ANDA") settlements. In 2014, we won our patent infringement case against Actavis, Inc. ("Actavis") related to Actavis's ANDA for generic versions of Gralise. In April 2015, we entered into a settlement agreement with Actavis relating to Actavis's appeal of the ruling that permits Actavis to begin selling generic versions of Gralise no earlier than January 2024, less than two months before the expiration of the latest to expire of the Orange Book listed patents protecting Gralise. Gralise also has orphan drug exclusivity for the management of PHN until January 2018 as a result of our victory in a lawsuit against the FDA announced in September 2014.

  •
  CAMBIA—January 2023 based on ANDA settlements. In connection with our CAMBIA acquisition, we assumed settlement agreements with CAMBIA ANDA filers providing that a generic version of CAMBIA may not be sold until January 2023.

  •
  Zipsor—March 2022 based on ANDA settlement. We have entered into a settlement agreement with Watson Laboratories Inc., the first Zipsor ANDA filer, providing that a generic version of Zipsor may not be sold until March 2022.

  •
  Lazanda—Orange Book Listed patents to October 2024. Lazanda is protected by Orange Book listed patents with expiration dates through October 2024.

  •
  We may realize potential future cash flow from our ongoing offensive patent litigation against (i) Purdue Pharma L.P. ("Purdue") for patent infringement relating to Purdue's reformulated Oxycontin® and (ii) Endo Pharmaceuticals plc for patent infringement related to Endo's reformulated Opana® ER. In the Purdue matter, the United States Patent and Trademark Office ("USPTO") Patent Trial and Appeal Board ("PTAB") confirmed the patentability of all 25 claims subject to inter partes review ("IPR") proceedings instituted by the PTAB following a petition for review by Purdue. Following this victory in the IPR proceeding, Depomed intends to continue to pursue the patent infringement claims against Purdue. A decision from the PTAB in the Endo matter is expected in September 2015.

We believe the Depomed Board is highly experienced with an excellent track record of delivering shareholder value.

  •
  Each member of the Depomed Board has significant industry experience and an established track record of creating and delivering value to shareholders.

  •
  The Depomed Board has substantial experience with and demonstrated success in (i) commercializing and growing product sales, (ii) negotiating and executing significant and transformative merger and acquisition transactions in our industry, and (iii) corporate governance matters.

11
Exclusivity with respect to the specific drugs referenced below may not necessarily assure sustained or increased revenue growth given the risk associated with competition from generic and non-generic products with similar treatment profiles.

        The Depomed Board believes that Depomed's experienced management team is critical to Depomed's current and future performance. The Depomed Board has a high degree of confidence in management's continued ability to deliver shareholder value based on its highly successful execution of Depomed's acquisition and commercialization strategy, as described above.

3.     We believe that important elements of Horizon's business model and strategy (i) present significant risks and uncertainties for Depomed shareholders and (ii) inform the urgency of Horizon's actions.

        If successful, Horizon's Offer means Depomed shareholders would acquire an interest in Horizon's existing business, which we believe presents many significant risks and uncertainties for Depomed shareholders and the combined company when compared to Depomed as a standalone company.

We believe the frequency and magnitude of Horizon's price increases are unsustainable.

  •
  Horizon has implemented dramatic price increases across most of its product portfolio, including each of the products noted below. While such price increases may provide a short-term boost in revenues, in our view, long-term prescription volume growth, revenues and profitability will suffer as these aggressive price increases may significantly undermine the long-term success of these or any other products. Thus, we do not believe these pricing strategies are conducive to building a stable, sustainable company that will create and deliver long-term value for its shareholders.

Horizon Product	Date Acquired or Launched by Horizon	Unit/Tablet (WAC) Price on Acquisition or Launch(1)	Current Unit/Tablet (WAC) Price(1)(2)	Number of Price Increases	Aggregate Percentage Price Increase Since Acquisition/Launch	Approximate Current (WAC) Monthly Cost(3)
Rayos® (1mg and 2mg)	December 2012	$3.00	$49.92	6	1564%	$ $	2,995 1,945	(1mg) (2mg)
Vimovo®	November 2013	$1.91	$24.75	5	1196%		$1,410
Duexis®	December 2011	$1.55	$16.50	10	965%		$1,385
Rayos® (5mg)	December 2012	$7.00	$49.92	6	613%		$2,095
Pennsaid® 2%	October 2014	$2.16	$13.25	2	513%		$1,710
Actimmune®	September 2014	$3,986	$6,624	3	66%		$43,054	(4)

(1)
Unit/tablet ("WAC") price is from Gold Standard (ProspectoRx.com) database.

(2)
As of September 8, 2015.

(3)
Average monthly cost is from daily average consumption data from Source Healthcare Analytics multiplied by 30 days multiplied by Current Unit/tablet (WAC) price as shown above.

(4)
Based on the label recommended dosage described in the Prescribing Information for Actimmune of 3 dosages per week multiplied by 4.25 weeks multiplied by current unit (WAC) per mL.

Due to Horizon's dramatic price increases and what, in our view, is a lack of meaningful product differentiation, many of Horizon's drugs have been removed from the largest PBM drug formularies within the last year and remain on the exclusion lists of the two largest PBMs through 2016.

  •
  As noted in the table below, many of Horizon's products have been removed from the drug formularies of the largest PBMs in the country, placing these products at a significant disadvantage in the marketplace.12 We believe these exclusions are largely driven by (i) the scale and number of price increases implemented by Horizon with respect to its products and (ii) the lack of meaningful product differentiation.

Horizon Product	PBM(1)(2)	Exclusion Date	2016 Exclusion List Status
Rayos	CVS Health	January 1, 2014	On Exclusion List
Vimovo	CVS Health Express Scripts	January 1, 2015 January 1, 2015	On Exclusion List On Exclusion List
Duexis	CVS Health Express Scripts	January 1, 2015 January 1, 2015	On Exclusion List On Exclusion List
Pennsaid 2%	CVS Health	January 1, 2015	On Exclusion List

(1)
See Formulary Drug Removals, CVS Caremark, January 2016 and Formulary Drug Removals, CVS Caremark, January 2015.

(2)
See Preferred Drug List Exclusions, Express Scripts, January 2016.
  •
  We believe that as Horizon continues to increase the prices of its products well beyond the prices of its competitors, the trend of Horizon products being excluded from drug formularies may accelerate, posing further risks to Horizon's business and long-term prospects.

  •
  In contrast to Horizon, we strongly believe that formulary access is an important element of a commercialization strategy that is designed to achieve long-term growth and success. We believe that pharmaceutical companies that are able to differentiate brands and collaborate in controlling total insurer and beneficiary costs will have a competitive advantage as health insurers merge and consolidate their control and management over drug formularies and budgets.

  •
  Unlike Horizon's products, we believe that each of Depomed's products (i) has strong drug formulary access to one or more of the major PBMs, (ii) demonstrate value to insurers as brands so as not to be excluded from coverage, while offering beneficiaries affordable co-pay access, and (iii) is priced in line with branded competitors.

We believe that Horizon's Prescriptions Made Easy ("PME") drug discount program has caused significant deterioration to Horizon's realized net sales as a percentage of gross sales ("gross to net").

        Horizon's formulary exclusions have resulted in millions of patients not having access to Horizon products through their health insurance plans. Through its PME drug discount program, Horizon covers up to 100% of the cost of its products that are not covered by such plans. Although Horizon believes that the continued expansion of its PME program will allow it to mitigate the impact of the formulary exclusions, as shown below, we believe that Horizon's reliance on PME discounts to generate growth in prescription volumes has caused significant deterioration in Horizon's gross to net for many of its products. Moreover, PME is only available to patients with commercial insurance or who are uninsured, and is not available to federal health care program (such as Medicare and Medicaid) beneficiaries.

12
Horizon's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 indicates Horizon is involved in a dispute with Express Scripts over approximately $70 million of rebates Express Scripts claims Horizon is required to pay Express Scripts.

        We believe that this strategy and business model is not sustainable over the long term. As shown in the table below, Horizon's net sales as a percent of gross sales in the most recent quarter ranged from 28% to 45%.

Horizon Product	Period	Realized Net Sales as a % of Gross Sales(1)		Sequential Quarterly Increase / (Decrease) in Gross to Net Realization	PME Utilization(1)		Sequential Quarterly Change in PME Utilization
Duexis	Q2 2015 Q1 2015	28 27	% %	1%	71 69	% %	2%
Pennsaid 2%	Q2 2015 Q1 2015	27 36	% %	(9)%	69 51	% %	18%
Rayos	Q2 2015 Q1 2015	45 60	% %	(15)%	60 36	% %	24%
Vimovo	Q2 2015 Q1 2015	30 35	% %	(5)%	61 58	% %	3%

(1)
As reported on (i) Horizon's live conference call and webcast held on August 7, 2015 to discuss Horizon's second quarter 2015 financial results and (ii) Horizon's live conference call and webcast held on May 8, 2015 to discuss Horizon's first quarter 2015 financial results. Gross to net realization in this table is presented as net sales as a percentage of gross sales, which Horizon characterizes as its "gross to net."

We have observed the recent decline in weekly prescriptions for Duexis, Vimovo and Pennsaid 2%.

  •
  Weekly data generated by third parties shows a marked decline in prescription volume for Duexis, Vimovo and Pennsaid 2%. While we recognize that third party data can be unreliable, we further note that Horizon frequently reports IMS Health data trends in its quarterly earnings calls, presumably because such trends represent a tool for measuring the performance of its business.

        We believe Horizon's urgency in launching the Offer evidences Horizon's concerns with the sustainability of its business model and long-term growth prospects, which in turn contrasts significantly with what we believe to be the sustainable business that Depomed has and is continuing to build.

        Further, we believe that while Horizon's business model is based on price increases that may have short-term benefits, Depomed's business model has been, and will continue to be, focused on acquiring and commercializing products in a manner that creates both near-term and long-term growth and value for Depomed shareholders.

We believe Horizon faces significant risks with respect to its intellectual property.

  •
  We believe that Horizon faces significant intellectual property risks with respect to its portfolio, including multiple ANDA lawsuits and IPRs.

  •
  Vimovo is the subject of ANDA challenges from four generic manufacturers. The related litigation has been ongoing since April 2011. On July 9, 2015, Dr. Reddy's Laboratories ("DRL") filed a summary judgment motion for non-infringement of one of the patents listed in the Orange Book for Vimovo. There have also been eight separate IPR petitions filed (in February 2015, May 2015, June 2015 and August 2015) against six of the patents listed in the Orange Book for Vimovo, two of which were filed by DRL. The PTAB generally decides whether to institute a trial with respect to an IPR petition within six months of the filing of the petition.

    •
    Pennsaid 2% is the subject of ANDA challenges from four generic manufacturers. The Hatch-Waxman Stay (the "H-W Stay") expires in August 2017 (based on Horizon's receipt of a Paragraph IV Notice (a "P-IV Notice") in February 2014).

    •
    Ravicti® is the subject of an ANDA challenge from Par Pharmaceutical Inc ("Par"). The H-W Stay expires in September 2016 (based on the receipt of a P-IV Notice in March 2014). In April 2015, Par filed IPR petitions against two of the patents listed in the Orange Book for Ravicti.

    •
    Rayos is the subject of an ANDA challenge from Watson Laboratories—Florida. The H-W Stay expires in January 2016 (based on the receipt of a P-IV Notice in July 2013). The pretrial conference was held on September 10, 2015.

    •
    Horizon has filed a Notice of Opposition against a third party's European Patent (EP 2611457 B1) covering compositions and methods for treating Friedreich's Ataxia with interferon gamma (e.g., Actimmune). There is a corresponding US Patent (No. 8,815,230, titled "Methods for Treating Friedreich's Ataxia with Interferon Gamma"), which was issued on August 26, 2014.

  •
  In contrast to the risks Horizon faces with respect to its intellectual property, Depomed (i) prevailed in its ANDA litigation relating to Gralise, (ii) has ANDA settlements with respect to Zipsor and CAMBIA and (iii) is not currently facing an ANDA challenge with respect to Lazanda. The sole products on which Depomed faces ANDA challenges are NUCYNTA and NUCYNTA ER. We are confident in our prospects of prevailing in these matters because the active ingredient in NUCYNTA and NUCYNTA ER is a new chemical entity and we believe patents covering new chemical entities are particularly difficult for ANDA challengers to invalidate.

We believe Horizon's business model leads to significant volatility in the price of Horizon stock.

  •
  In our view the risks created by Horizon's business model creates significant volatility in the price of Horizon stock. By way of example, during the three-month period ended September 11, 2015, Horizon's closing stock price has ranged between $27.37 and $38.45.

        Based on the factors noted above, the Depomed Board believes Horizon has an urgent need to mitigate the significant risks posed by its business model as noted above. However, we firmly believe that Depomed's continued strong performance as well as near and long-term prospects strongly suggest that the urgency of the Offer primarily benefits Horizon, not Depomed shareholders.

4.     We believe that Horizon is improperly using Depomed's highly confidential information.

        As described in "Legal Proceedings", on August 3, 2015, Depomed filed a complaint against Horizon in the Superior Court of the State of California for the County of Santa Clara alleging Horizon's acquisition proposal is predicated on Horizon's improper use of our highly confidential and proprietary information related to the NUCYNTA franchise that Horizon acquired in connection with its failed attempt to acquire the products.

        We believe Horizon's access to this information provides Horizon with unique insight into the value of the NUCYNTA franchise, including the strength of the patents covering the products as well as the commercial prospects for the NUCYNTA franchise. We believe that based on this information, Horizon quickly moved to acquire Depomed before we had the opportunity to (i) re-launch the franchise and (ii) announce our record financial results for the second quarter of 2015, our first quarter selling NUCYNTA and NUCYNTA ER.

        We believe Horizon's actions and use of our confidential information are detrimental to the interests of Depomed shareholders and prevent Depomed shareholders from realizing the full value of the NUCYNTA franchise.

5.     The quantity and nature of the Offer's conditions create significant uncertainty and risk.

        As described in "Item 2. Identity and Background of Filing Person—Offer" above and in Annex A attached hereto, the Offer is subject to a litany of conditions. The Depomed Board believes that the numerous conditions set forth in the Offer create significant uncertainty and risk as to whether the Offer can be completed and the timing for completion. The Offer includes the following conditions:

  •
  the Minimum Tender Condition;

  •
  the Rights Agreement Condition;

  •
  the Horizon Shareholder Approval Condition;

  •
  the Competition Laws Condition (including the HSR Condition);

  •
  the Stock Exchange Listing Condition;

  •
  the Registration Statement Condition;

  •
  the No Injunction Condition;

  •
  the Due Diligence Condition; and

  •
  the No Depomed Material Adverse Effect Condition.

        The Depomed Board believes that the effect of these, and other numerous conditions, is that Depomed's shareholders cannot be assured that Horizon will be able to consummate the Offer. The conditions to the Offer are for the sole benefit of Horizon and many may be asserted by Horizon regardless of the circumstances (including any action or inaction by Horizon) giving rise to any such conditions or may be waived by Horizon in whole or in part at any time and from time to time in Horizon's sole discretion.

        Additionally, the HSR Condition, Registration Statement Condition, Horizon Shareholder Approval Condition, Stock Exchange Listing Condition and Rights Agreement Condition are not waivable by Horizon. Therefore, Horizon cannot accept for exchange any Shares tendered in the Offer until all of these conditions are satisfied. None of these conditions is satisfied as of the date of this Statement and it is uncertain whether and when these conditions will be satisfied, if at all.

6.     Horizon has discretion to extend the Offer indefinitely.

        Horizon has stated that it may, in Horizon's sole discretion, subject to any applicable rules and regulations of the SEC, extend the Offer from time to time for any reason. Depomed shareholders have no assurance that they will ever receive consideration for shares tendered in a timely fashion. Horizon has given itself broad discretion to disrupt Depomed's business indefinitely without any assurance as to when it may provide value to Depomed shareholders, even the inadequate value that we believe Horizon has offered.

***

        In light of the factors described above, the Depomed Board has unanimously determined that the Offer is not in the best interests of Depomed's shareholders. Therefore, the Depomed Board unanimously recommends that Depomed's shareholders reject the Offer and not tender their shares to Horizon for purchase pursuant to the Offer.

        The foregoing discussion of the material factors considered by the Depomed Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Depomed Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Depomed Board may have assigned different weights to different factors. After weighing all of these considerations, the Depomed Board unanimously rejected the terms of the Offer and recommended that holders of the Shares not tender their Shares pursuant to the Offer.

Intent to Tender

        To the knowledge of Depomed, after making reasonable inquiry, none of Depomed's directors, executive officers, affiliates or subsidiaries currently intends to tender any Shares held of record or beneficially owned by such person pursuant to the Offer.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

        Depomed has retained Morgan Stanley and Leerink Partners to act as the Company's financial advisor in connection with, among other things, the Depomed Board's analysis and consideration of, and response to, the Offer. Morgan Stanley and Leerink Partners will be paid customary fees for such services, reimbursed for their reasonable out-of-pocket expenses and indemnified against certain liabilities relating to or arising out of the engagement.

        Depomed has engaged Innisfree to provide consulting, analytic and information agent services in connection with the Offer. Depomed has agreed to pay customary compensation for such services. In addition, Depomed has agreed to reimburse Innisfree for its out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

        Depomed has retained Joele Frank, Wilkinson Brimmer Katcher ("Joele Frank") as its public relations advisor in connection with the Offer. Depomed has agreed to pay customary compensation for such services. In addition, Depomed has agreed to reimburse Joele Frank for its out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

        Except as described above, neither Depomed nor any person acting on its behalf has employed, retained or agreed to compensate, or intends to employ, retain or agree to compensate, any person to make solicitations or recommendations in connection with the Offer.

Item 6.    Interest in Securities of the Subject Company.

        Except for scheduled vesting of outstanding option awards and RSUs, during the past 60 days, no transaction with respect to the Shares has been effected by Depomed or, to Depomed's knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.    Purposes of the Transaction, Plans or Proposals.

        For the reasons discussed in "Item 4. The Solicitation or Recommendation—Reasons for Recommendation" above, the Depomed Board unanimously determined that the Offer is inadequate and not in the best interests of Depomed and its shareholders. Except as set forth in this Statement (including in the Annexes and Exhibits to this Statement) or as incorporated in this Statement by reference, Depomed is not now undertaking or engaged in any negotiations in response to the Offer that relate to or could result in one or more of the following or a combination thereof: (1) a tender offer or other acquisition of Depomed's securities by Depomed, any of its subsidiaries or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Depomed or any of its subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of Depomed or any of its subsidiaries; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Depomed.

        Notwithstanding the foregoing, the Depomed Board has determined that disclosure with respect to the possible terms of any transaction or proposals that might result from or be made during any of the negotiations referred to in this Item 7 might jeopardize continuation of any such negotiations. Accordingly, the Depomed Board has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

        Except as described above or otherwise set forth in this Statement (including in the Annexes and Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Depomed Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in one or more of the following or a combination thereof: (1) a tender offer or other acquisition of Depomed's securities by Depomed, any of its subsidiaries or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Depomed or any of its subsidiaries; (3) any purchase, sale or transfer of a material amount of assets of Depomed or any of its subsidiaries; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Depomed.

Item 8.    Additional Information.

Litigation

        On August 3, 2015, Depomed filed a complaint against Horizon in the Superior Court of the State of California for the County of Santa Clara. The complaint alleges that the acquisition proposal is predicated on the improper and unlawful use of highly confidential and proprietary information related to NUCYNTA. The case is currently pending and has not yet been adjudicated. Depomed alleges that both Horizon and Depomed sought to purchase the U.S. rights to NUCYNTA from Janssen and that both companies signed nondisclosure agreements and, subject to the terms of those agreements, were given access to confidential information about NUCYNTA for the purpose of investigating a potential business partnership with Janssen or acquisition of NUCYNTA from Janssen. Depomed prevailed as the winning bidder for NUCYNTA. Depomed alleges that Horizon used confidential information relating to NUCYNTA in connection with its acquisition proposal for Depomed in violation of Horizon's obligations under the terms of Horizon's confidentiality agreement. Depomed seeks, among other relief, an injunction to prevent Horizon from continuing its alleged improper and unlawful use of Depomed's confidential information.

        Also on August 3, 2015, Horizon filed a lawsuit in the same court naming as defendants Depomed and the members of the Depomed Board. The lawsuit alleges that the adoption by the Depomed Board of the Rights Agreement and Sections 2(b), 2(c), 2(d), and 5(d) of the Bylaws violates the California Corporations Code, constitutes ultra vires acts and breaches the fiduciary duties of the members of the Depomed Board.

        On September 8, 2015, the court held a hearing on: (i) Horizon's motion for an expedited preliminary injunction hearing on September 25, 2015 to enjoin enforcement of the Rights Agreement and Depomed's Bylaws; and (ii) Depomed's motion for expedited discovery and a hearing on its request for a preliminary injunction regarding Depomed's claim that Horizon is unlawfully using information relating to NUCYNTA in connection with its takeover efforts. The court denied Horizon's motion and set a hearing date on November 5, 2015, for consideration of both Horizon's and Depomed's motions for a preliminary injunction.

Information Regarding Golden Parachute Compensation

        The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each Depomed named executive officer that is based on or otherwise relates to the Offer and the Second-Step Merger.

        Please note that the amounts indicated below are estimates based on the material assumptions described in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, Depomed has assumed:

  •
  A closing date for the Offer and the Second-Step Merger of September 8, 2015;

  •
  With respect to each named executive officer, a termination of employment immediately following the closing of the Offer and Second-Step Merger (i) by Depomed (or a successor entity) other than for "cause," death, or disability, or (ii) in which the executive voluntarily terminates his or her employment for "good reason"; and

  •
  That no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Code Section 280G of 4999 to such payments

Name	Cash ($)(1)	Equity($)(2)	Perquisites / Benefits ($)(3)	Total ($)
James A. Schoeneck	2,610,000	18,772,100	42,318	21,424,418
August J. Moretti	562,482	4,239,390	25,186	4,827,058
Matthew M. Gosling	662,500	5,343,765	32,916	6,039,181
Thadd M. Vargas	473,292	4,296,104	26,649	4,796,045
Srinivas G. Rao, MD	555,169	3,204,238	32,916	3,792,323

(1)
Amount represents the cash severance that each named executive officer is eligible to receive under the executive's Management Continuity Agreement with Depomed (the "Management Continuity Agreements").

Under the Management Continuity Agreements, each named executive officer is entitled to the following double-trigger cash severance benefits in the event the executive is subject to a qualifying involuntary termination within 90 days prior to or 12 months following a change of control: (i) severance payments for a period of 24 months (for Mr. Schoeneck) or 12 months (for all other named executive officers) equal to the base salary which the officer was receiving immediately prior to the change of control or immediately prior to the termination of employment, if higher, and (ii) a lump sum cash payment equal to two times (for Mr. Schoeneck) or equal to (for all other named executive officers) such officer's annual bonus target for Depomed's fiscal year in which the termination occurs.

For these purposes a qualifying involuntary termination includes either a termination by Depomed (or a successor entity) other than for death, disability or "cause," or a voluntary resignation by the executive for "good reason." "Cause" is defined as: (i) gross negligence or willful misconduct in the performance of the executive's duties to Depomed where such gross negligence or willful misconduct has resulted or is likely to result in substantial and material damage to Depomed or its subsidiaries; (ii) repeated unexplained or unjustified absence from Depomed; (iii) a material and willful violation of any federal or state law; (iv) commission of any act of fraud with respect to Depomed; or (v) conviction of a felony or a crime involving moral turpitude causing material harm to the standing and reputation of Depomed, in each case as determined in good faith by our Board of Directors. "Good Reason" includes "(i) a material diminution in the executive's responsibilities, authority or duties; (ii) a material diminution in the authority, duties, or responsibilities of the supervisor to whom the executive is required to report (including a requirement that Mr. Schoeneck report to a corporate officer or other employee instead of reporting directly to the Board of Directors); (iii) a material diminution in the executive's base salary, target annual bonus amount or paid bonus amount (relative to the last annual bonus paid), in each case other than in connection with a general decrease in base salaries, target annual bonuses or paid annual bonuses, as applicable, for most officers of the successor corporation; or (iv) a change in the geographic location at which the executive provides services to Depomed by more than fifty (50) miles."

  The following table quantifies each separate form of cash compensation included in the aggregate total reported in the column.

Name	Base Salary Severance ($)	Bonus Component of Severance ($)	Total Cash ($)
James A. Schoeneck	1,450,000	1,160,000	2,610,000
August J. Moretti	387,919	174,564	562,482
Matthew M. Gosling	450,000	202,500	662,500
Thadd M. Vargas	350,587	122,705	473,292
Srinivas G. Rao, MD	382,875	172,294	555,169
(2)
Pursuant to the terms and conditions of Depomed's 2004 Equity Incentive Plan, 2014 Omnibus Incentive Plan, and the Management Continuity Agreements, each named executive officer would be entitled to accelerated vesting of his outstanding unvested Depomed equity awards (i) in connection with the closing of a fundamental transaction, including the Offer and the Second-Step Merger, on a single trigger basis if the equity awards are not assumed or substituted (for awards granted under the 2004 Equity Incentive Plan), and if the plan administrator exercises its discretion to so accelerate the awards (for awards under the 2014 Omnibus Incentive Plan) or (ii) on a double trigger basis, upon a qualifying termination within 90 days prior to or 12 months following a change of control (including the Offer and the Second-Step Merger).

For purposes of the equity awards held by the named executive officers, a qualifying termination includes those terminations specified in footnote (1) above.

The following table quantifies the value of the unvested Depomed stock options and restricted stock units held by each named executive officer assuming the occurrence of a change in control and qualifying termination of employment on the assumed closing date specified above and a price per Share of $29.17, which equals the average closing market price of the Common Stock (rounded up to the nearest whole cent) over the first five business days following the first public announcement of the August 13 Proposal.

Name	Number of Unvested Stock Options (#)	Value of Unvested Stock Options ($)	Number of Restricted Stock Units (#)	Value of Restricted Stock Units ($)
James A. Schoeneck	560,040	9,425,873	299,175	9,346,227
August J. Moretti	124,154	2,306,415	61,875	1,932,975
Matthew M. Gosling	150,604	2,586,835	88,250	2,756,930
Thadd M. Vargas	116,137	2,058,874	70,750	2,210,230
Srinivas G. Rao, MD	137,135	2,501,338	22,500	702,900

(3)
Under the Management Continuity Agreements, upon a double trigger qualifying termination as described in footnote (1) above, each named executive officer is entitled to receive (i) continued payment by Depomed (or a successor entity) of the full cost of the health insurance benefits provided to such officer immediately prior to the change of control through the earlier of the end of the severance period (which is 24 months for Mr. Schoeneck and 12 months for each other named executive officer) or until such officer is no longer eligible for such benefits under the terms of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") or other applicable law and (ii) up to three (3) months of outplacement services with a provider and program selected by Depomed. In the event that the Board of Directors determines that payment of the amounts described in clause (i) could cause Depomed to be subject to certain excise taxes, Depomed must pay the executive a monthly amount in cash equal to the amount of the COBRA subsidy for the period that the company is obligated to provide COBRA subsidized benefits to such executive.

        The following table quantifies each separate perquisite included in the aggregate total reported in the column.

Name	Continued Healthcare Coverage ($)	Outplacement ($)
James A. Schoeneck	34,818	7,500
August J. Moretti	17,686	7,500
Matthew M. Gosling	25,416	7,500
Thadd M. Vargas	19,149	7,500
Srinivas G. Rao, MD	25,416	7,500

Narrative Disclosure to Golden Parachute Compensation Table

Management Continuity Agreements.

        Each of Depomed's named executive officers is party to a Management Continuity Agreement with Depomed, which provides certain benefits in the event of an involuntary termination in connection with a change in control. Under the Management Continuity Agreements, if the executive experiences a qualifying termination, the executive is entitled to:

  •
  severance payments for a period of 24 months (for Mr. Schoeneck) or 12 months (for all other named executive officers) equal to the base salary which the officer was receiving immediately prior to the change of control or immediately prior to the termination of employment, if higher, which amounts are payable in accordance with our standard payroll practices;

  •
  a lump sum cash payment equal to two times (for Mr. Schoeneck) or equal to (for all other named executive officers) such officer's annual bonus target for the fiscal year in which the termination occurs;

  •
  either (i) continued payment by Depomed (or a successor entity) of the full cost of the health insurance benefits provided to such officer immediately prior to the change of control through the earlier of the end of the severance period described above or until such officer is no longer eligible for such benefits under the terms of COBRA or other applicable law, or (ii) in the event that the Board of Directors determines that payment of the amounts described in clause (i) could cause Depomed to be subject to excise tax as a result of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, payment of a monthly amount in cash equal to the amount of the COBRA subsidy for the period that the company is obligated to provide COBRA subsidized benefits to such executive as described above;

  •
  outplacement benefits for a period of up to three months with a provider and in a program selected by Depomed, provided the executive commences such services within ninety (90) days of such services being offered; and

  •
  accelerated vesting of 100% of the executive's unvested Depomed option shares, restricted stock units or other equity-based awards on the date of termination.

        The foregoing payments and benefits are subject to the executive's execution of a release of claims against the company within 45 days following such executive's qualifying termination and such release becoming irrevocable.

        The Management Continuity Agreements also provide that in the event that any benefits provided under such agreements or under any other agreement constitute "parachute payments" within the meaning of Section 280G of the Code, such amounts shall either be payable in full or reduced such that no portion of such benefits are subject to the excise tax under Section 4999 of the Code, which ever amount results in the greatest after-tax payment to the executive.

        Equity Award Treatment.    Pursuant to the terms and conditions of Depomed's 2004 Equity Incentive Plan, 2014 Omnibus Incentive Plan, and the Management Continuity Agreements, each named executive officer would be entitled to accelerated vesting of his outstanding unvested Depomed equity awards (i) in connection with the closing of a fundamental transaction (including the Offer and the Second-Step Merger), if the equity awards are not assumed or substituted by the successor entity or (ii) if the equity awards are assumed or substituted, upon a qualifying termination within 90 days prior to or 12 months following a change of control (including the Offer and the Second-Step Merger).

California Takeover Law

        Because Depomed is incorporated under the laws of the State of California, it is subject to the California Code.

        Merger Approval Requirements.    Under Sections 1201 and 1202 of the California Code, the approval of the board of directors of a company and the affirmative vote of the holders of at least a majority of the shares of outstanding stock entitled to vote are required to approve a merger and adopt a plan of merger.

        Short-Form Merger.    Section 1110 of the California Code provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other shareholders of the subsidiary. If Horizon, Offeror and their affiliates, as a result of the Offer or otherwise, acquire 90% or more of the issued and outstanding Shares of Common Stock, Horizon may effect a short-form merger with Depomed without the approval or any other action on the part of the remaining shareholders unaffiliated with Horizon.

Other State Takeover Laws

        A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In the event it is asserted that one or more state takeover laws is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Horizon might be required to file certain information with, or receive approvals from, the relevant state authorities or holders of Shares. According to the Registration Statement, in addition, Horizon might be unable to accept for payment or pay for any Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer or the Second-Step Merger. According to the Registration Statement, in such case, Horizon may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer. Please see "Item 2. Identity and Background of Filing Person—Offer" and Annex A attached hereto for more information regarding conditions to the Offer.

United States Antitrust Clearance

        Under the HSR Act, and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), transactions that meet certain monetary thresholds must be reported to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division"), and may not be consummated until the applicable statutory waiting period has expired or terminated.

        Horizon has advised us that on or about September 9, 2015, they intended to file a Notification and Report Form with respect to the Offer with the FTC and the DOJ and will request early termination of the HSR Act waiting period. Under the provisions of the HSR Act applicable to the Offer, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., Eastern Time, 30 calendar days following Horizon's filing of a Premerger Notification and Report Form, unless such 30th day is a Saturday, Sunday or other legal public holiday, in which case the waiting period will expire at 11:59 p.m., Eastern Time, on the next business day. Before such time, however, the FTC and Antitrust Division may terminate the waiting period or either the FTC or the Antitrust Division may extend the waiting period by issuing a request for additional information from Horizon. If such request is made, the waiting period will expire at 11:59 p.m., Eastern Time, on the 30th calendar day after Horizon substantially complies with such request, unless the waiting period is earlier terminated by the reviewing antitrust agency.

        The Antitrust Division and the FTC routinely assess the potential competitive effects of transactions reported under the HSR Act such as the acquisition of Shares by Offeror pursuant to the Offer. At any time before or after the purchase of Shares pursuant to the Offer by Offeror, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including, without limitation, seeking to enjoin the purchase of Shares pursuant to the Offer, the divestiture of Shares purchased pursuant to the Offer or the divestiture of assets of Depomed, Offeror, Horizon or their respective subsidiaries. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or that, if such a challenge is made, as to the result thereof.

        The Offer and/or the Second-Step Merger may also be subject to review by antitrust authorities in jurisdictions outside the United States. Under some of these jurisdictions, the Offer and/or the Second-Step Merger may not be consummated before a notification has been submitted to the relevant antitrust authority and/or certain consents, approvals, permits or authorizations have been obtained and/or the applicable waiting period has expired or has been terminated; in addition, there may be jurisdictions where the submission of a notification is only voluntary but advisable. According to the Registration Statement, Horizon intends to identify any such jurisdictions as soon as practicable, but Horizon believes that no such additional competition filings are required or advisable. The consummation of the Offer and/or of the Second-Step Merger is subject to the condition that the waiting period (or extension thereof) applicable to the Offer and the Second-Step Merger under any applicable antitrust laws and regulations shall have expired or been earlier terminated, and any approvals or clearances determined by Horizon to be required or advisable thereunder shall have been obtained.

Regulatory Approvals

        According to the Registration Statement, in addition to the approvals and clearances described in the Competition Laws Condition, the Offer and the Second-Step Merger may also be subject to review by government authorities and other regulatory agencies, including in jurisdictions outside the U.S. In the Registration Statement, Horizon provides that it intends to identify such authorities and jurisdictions as soon as practicable and to file as soon as possible thereafter all notifications that it determines are necessary or advisable under the applicable laws, rules and regulations of the respective identified authorities, agencies and jurisdictions for the consummation of the Offer and to file all post-completion notifications that it determines are necessary or advisable as soon as possible after completion has taken place.

Dissenters' Rights

        No dissenters' rights are available in connection with the Offer or the Second-Step Merger.

        If dissenters' rights become available at a future time, Depomed will provide additional information to the holders of Shares concerning their dissenters' rights and the procedures to be followed in order to properly exercise their dissenters' rights before any action has to be taken in connection with such rights.

Rights Agreement

        On July 12, 2015, the Depomed Board declared a dividend of one Right for each outstanding Share of Common Stock, to shareholders of record at the close of business on July 23, 2015. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Fractional Share") of Series B Junior Participating Preferred Stock, no par value (the "Preferred Stock"), at a purchase price of $105.00 per Fractional Share, subject to adjustment (the "Purchase Price").

        Initially, the Rights will be attached to all outstanding shares of Common Stock, and no separate certificates for the Rights ("Rights Certificates") will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur, with certain exceptions, upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Common Stock, or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person's becoming an Acquiring Person. In certain circumstances, the Distribution Date may be deferred by the Depomed Board. Certain inadvertent acquisitions will not result in a person's becoming an Acquiring Person if the person promptly divests itself of sufficient Common Stock. If at the time of the adoption of the Rights Agreement, any person or group of affiliated or associated persons is the beneficial owner of 10% or more of the outstanding shares of Common Stock, such person shall not become an Acquiring Person unless and until certain increases in such person's beneficial ownership occur or are deemed to occur. Until the Distribution Date, (a) the Rights will be evidenced by the Common Stock certificates (together with a copy of the Summary of Rights or bearing the notation referred to below) and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates issued after July 23, 2015 will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificate for Common Stock (with or without a copy of the Summary of Rights) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. If any Common Stock is held in book-entry accounts through a direct registration service of the Company's transfer agent, the associated Rights will be evidenced and transferred as set forth in the Rights Agreement.

        The Rights are not exercisable until the Distribution Date and will expire at the close of business on the date of the Company's next annual meeting of shareholders occurring after the date of the Rights Agreement, unless earlier redeemed or exchanged by the Company as described below.

        Certain synthetic interests in securities created by derivative positions—whether or not such interests are considered to be ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D of the Exchange Act—are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of Common Stock are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.

        As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date in connection with certain employee benefit plans or upon conversion of certain securities will be issued with Rights. Except as otherwise determined by the Depomed Board, no other shares of Common Stock issued after the Distribution Date will be issued with Rights. If the Company elects to distribute any Rights by crediting book-entry accounts, such Rights will be credits to the book-entry accounts, separate Rights Certificates will not be issued with respect to such Rights, and any legend may be placed on the relevant direct registration transaction advice instead of on a Rights Certificate.

        In the event (a "Flip-In Event") that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Triggering Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by or transferred to an Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement.

        In the event (a "Flip-Over Event") that, at any time from and after the time an Acquiring Person becomes such, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights that are voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events."

        The number of outstanding Rights associated with a share of Common Stock, or the number of Fractional Shares of Preferred Stock issuable upon exercise of a Right and the Purchase Price, are subject to adjustment in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock occurring prior to the Distribution Date. The Purchase Price payable, and the number of Fractional Shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of certain transactions affecting the Preferred Stock.

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock that are not integral multiples of a Fractional Share are required to be issued upon exercise of Rights and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

        At any time until the time a Person becomes an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Depomed Board may determine. Immediately upon the effectiveness of the action of the Depomed Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price. The Rights Agreement does not prevent a shareholder from conducting a proxy contest to remove and replace the Depomed Board with directors who then vote to redeem the Rights, if such actions are taken prior to the time that such shareholder becomes an Acquiring Person.

        At any time after the occurrence of a Flip-In Event and prior to a person's becoming the beneficial owner of 50% or more of the shares of Common Stock then outstanding or the occurrence of a Flip-Over Event, the Company may exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other equity securities deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights should not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for the common stock of the acquiring company as set forth above or are exchanged as provided in the preceding paragraph.

        Other than the redemption price, any of the provisions of the Rights Agreement may be amended by the Depomed Board as long as the Rights are redeemable. Thereafter, the provisions of the Rights Agreement other than the redemption price may be amended by the Depomed Board in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

        The Rights will have certain anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Depomed Board. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire the Company even if such acquisition may be favorable to the interests of the Company's shareholders. The Rights may also have the effect of assuring that all of the Company's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive or coercive tactics to gain control of the Company without paying all shareholders a control premium. Because the Depomed Board can redeem the Rights or amend the Rights Agreement, the Rights should not interfere with a merger or other business combination approved by the Depomed Board.

        Consummation of the Offer is conditioned upon the Depomed Board redeeming the Rights, or those Rights being otherwise rendered inapplicable to the Offer in the reasonable judgment of Horizon. Please see "Item 2. Identity and Background of Filing Person—Offer" and Annex A attached hereto for more information regarding conditions to the Offer.

        On September 11, 2015, the Depomed Board adopted a resolution deferring the occurrence of a Distribution Date until such date in the future as the Depomed Board may hereafter designate as the Distribution Date. Such deferral of the Distribution Date, however, does not alter the consequences of a person becoming an Acquiring Person.

Forward-Looking Statements

        This Statement contains forward-looking statements, including but not limited to, Depomed's product revenue, cash flow and EBITDA, and any other statements that refer to Depomed's expected, estimated or anticipated future results. Because forecasts are inherently estimates that cannot be made with precision, Depomed's performance at times differs materially from its estimates and targets, and Depomed often does not know what the actual results will be until after the end of the applicable reporting period.

        All forward-looking statements in this Statement reflect Depomed's current analysis of existing trends and information and represent Depomed's judgment only as of the date of this Statement. Actual results may differ materially from current expectations based on a number of factors affecting Depomed's businesses, including, among other things, those more fully described in the "ITEM 1A. RISK FACTORS" section in Depomed's Annual Report on Form 10-K filed with the SEC on February 26, 2015 (the "2014 Form 10-K"), Depomed's Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, Depomed's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 and elsewhere in such documents and other reports filed by Depomed with the SEC. In addition, U.S. and international economic conditions, including higher unemployment, political instability, financial hardship, consumer confidence and debt levels, taxation, changes in interest and currency exchange rates, international relations, capital and credit availability, the status of financial markets and institutions, fluctuations or devaluations in the value of sovereign government debt, as well as the general impact of continued economic volatility, can materially affect Depomed's results. Therefore, the reader is cautioned not to rely on these forward-looking statements. Depomed expressly disclaims any intent or obligation to update these forward-looking statements except as required to do so by law.

        Additional information concerning the above-referenced risk factors and other risk factors can be found in Depomed's public periodic filings with the SEC, including the discussion under the heading "Risk Factors" in the 2014 Form 10-K and any subsequent Quarterly Reports on Form 10-Q.

Item 9.    Exhibits.

(a)(1)	Press release issued by Depomed, Inc. dated September 14, 2015
(a)(2)	Letter to Depomed, Inc. employees dated September 14, 2015
(a)(3)	Letter to Depomed, Inc. shareholders dated September 14, 2015
(e)(1)	Excerpts from Depomed, Inc.'s Definitive Proxy Statement on Schedule 14A, filed on April 6, 2015
(e)(2)
Rights Agreement dated as of July 12, 2015 between Depomed, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit A the form of Certificate of Determination of Series B Junior Participating Preferred Stock setting forth the terms of the Preferred Stock, as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock (incorporated by reference to Depomed, Inc.'s Form 8-K filed on July 13, 2015)
(e)(3)	Offer Letter, dated June 14, 2006, between Depomed, Inc. and Matthew M. Gosling (incorporated by reference to Depomed's Form 8-K filed on June 30, 2006)
(e)(4)	Form of Indemnification Agreement between Depomed, Inc. and its directors and executive officers (incorporated by reference to Depomed's Form 10-Q filed on November 9, 2006)
(e)(5)	2004 Equity Incentive Plan, as amended (incorporated by reference to Depomed, Inc.'s Form 8-K filed on January 17, 2012)

(e)(6)	Form of Restricted Stock Unit Award Agreement under the 2004 Equity Incentive Plan (incorporated by reference to Depomed, Inc.'s Form 8-K filed on January 17, 2012)
(e)(7)	2004 Employee Stock Purchase Plan, as amended (incorporated by reference to Depomed, Inc.'s Form 10-K filed on March 17, 2014)
(e)(8)	Offer Letter, dated April 3, 2011, between Depomed, Inc. and James A. Schoeneck (incorporated by reference to Depomed, Inc.'s Form 10-Q filed on May 6, 2011)
(e)(9)	Offer Letter dated January 13, 2012 between Depomed, Inc. and August J. Moretti (incorporated by reference to Depomed, Inc.'s Form 10-K filed on March 8, 2012)
(e)(10)	Form of Management Continuity Agreement between the Company and its executive officers (incorporated by reference to Depomed, Inc.'s Form 8-K filed on May 23, 2014)
(e)(11)	Offer Letter dated as of July 14, 2014 between the Company and Srinivas G. Rao, M.D., Ph.D. (incorporated by reference to Depomed, Inc.'s Form 10-Q filed on November 6, 2014)
(e)(12)	Offer Letter dated as of July 31, 2014 between the Company and Richard Scott Shively (incorporated by reference to Depomed, Inc.'s Form 10-Q filed on November 6, 2014)

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

DEPOMED, INC.
By:	/s/ MATTHEW M. GOSLING
	Name:	Matthew M. Gosling
	Title:	Senior Vice President and General Counsel

Dated: September 14, 2015

ANNEX A

        According to the Offer to Exchange, the Offer is subject to the following conditions:

  •
  the "Minimum Tender Condition"—There shall have been validly tendered and not properly withdrawn prior to the expiration of the Offer, a number of Shares, which, together with any other Shares that Offeror then owns or has a right to acquire, is a majority of the total number of outstanding Shares on a fully diluted basis as of the date that Horizon accepts Shares for exchange pursuant to the Offer.

  •
  the "Rights Agreement Condition"—The Depomed Board shall have redeemed the Rights issued pursuant to the Rights Agreement, or those Rights shall have been otherwise rendered inapplicable to the Offer and the Second-Step Merger.

  •
  the "Horizon Shareholder Approval Condition"—Horizon shareholders shall have approved the issuance of Horizon ordinary shares contemplated in connection with the Offer and the Second-Step Merger, in accordance with the rules of NASDAQ, on which the Horizon ordinary shares are listed.

  •
  the "Competition Laws Condition"—The waiting period applicable to the Offer and the Second-Step Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall have expired or been terminated (the "HSR Condition"). In addition, the waiting period (or extension thereof) applicable to the Offer and the Second-Step Merger under any other applicable foreign antitrust laws and regulations shall have expired or been terminated, and any approvals or clearances determined by Horizon to be required or advisable thereunder shall have been obtained, (together with the HSR Condition, the "Competition Laws Condition"). Horizon stated that it believes that only clearance under the HSR Act is required.

  •
  the "Stock Exchange Listing Condition"—The Horizon ordinary shares issuable to Depomed shareholders in connection with the Offer and the Second-Step Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance.

  •
  the "Registration Statement Condition"—The Registration Statement shall have become effective under the Securities Act of 1933, as amended (the "Securities Act"). No stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.

  •
  the "No Injunction Condition"—No court or other governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, statute or ordinance, common law, rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award or agency requirement (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer and the Second-Step Merger.

  •
  the "Due Diligence Condition"—Horizon shall have been given access to Depomed's non-public information on Depomed's business, assets, and liabilities to complete its confirmatory due diligence review, including access to unredacted versions of all material contracts filed by Depomed with the SEC, managed care contracts, manufacturing supply agreements, manufacturing transfer plans, intellectual property and patent litigation related documents and information, information on Food and Drug Administration required clinical trials and other planned clinical trials and other supply chain and license agreements, and related cost and other financial data, and Horizon shall have concluded, in its reasonable judgment, that there are no material adverse facts or developments concerning or affecting Depomed's business, assets and liabilities that have not been publicly disclosed prior to the commencement of the Offer.

  •
  the "No Depomed Material Adverse Effect Condition"—Since December 31, 2014, there shall not have occurred any Depomed Material Adverse Effect which has not been cured, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, would reasonably be expected to have or result in a Depomed Material Adverse Effect.

    A "Depomed Material Adverse Effect" means any effect, change, claim, event or circumstance (an "Effect") that, considered together with all other Effects, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on the assets, liabilities (whether matured or unmatured, absolute or contingent, or otherwise), business, financial condition or results of operations of Depomed taken as a whole; provided, that in no event shall any Effects resulting from any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has occurred, a Depomed Material Adverse Effect: (a) conditions generally affecting the pharmaceutical industry or the U.S. or global economy as a whole, to the extent that such conditions do not have a disproportionate impact on Depomed taken as a whole; (b) general conditions in the financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events), to the extent that such conditions do not have a disproportionate impact on Depomed, taken as a whole; (c) changes in GAAP (or any interpretations of GAAP) or legal requirements applicable to Depomed or any of its subsidiaries; (d) the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself (it being understood, however, that, except as otherwise provided in clauses "(a)," "(b)," "(c)," or "(e)" of this sentence, any Effect giving rise to or contributing to any such failure may give rise to a Depomed Material Adverse Effect and may be taken into account in determining whether a Depomed Material Adverse Effect has occurred); or (e) Effects resulting directly from the announcement or pendency of the Offer or Second-Step Merger.

        Other Conditions—According to the Registration Statement, in addition, Horizon is not required to consummate the Offer and may terminate or amend the Offer if any of the following events shall have occurred and be continuing and be of a nature that Horizon determines makes it inadvisable for Horizon to complete the Offer or Second-Step Merger:

          (1)   there shall be threatened, instituted or pending any action, proceeding or application before any court, government or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, (i) which challenges the acquisition by Horizon of Shares of Common Stock, seeks to restrain, delay or prohibit the consummation of the Offer or the Second-Step Merger or seeks to obtain any material damages or otherwise directly or indirectly relates to the Offer or the Second-Step Merger, (ii) which seeks to prohibit or impose material limitations on Horizon's acquisition, ownership or operation of all or any portion of Horizon's or Depomed's businesses or assets (including the businesses or assets of their respective affiliates and subsidiaries) or of the Shares of Common Stock (including, without limitation, the right to vote the Shares purchased by Horizon or an affiliate thereof, on an equal basis with all other Shares of Common Stock on all matters presented to the shareholders of Depomed), or seeks to compel Horizon to dispose of or hold separate all or any portion of its own or Depomed's businesses or assets (including the businesses or assets of their respective affiliates and subsidiaries) as a result of the transactions contemplated by the Offer or the Second-Step Merger, (iii) which might adversely affect Depomed, Horizon, or any of their respective affiliates or subsidiaries (an "Adverse Effect") or result in a diminution in the value of Shares of Common Stock or the benefits expected to be derived by Horizon as a result of the transactions contemplated by the Offer and the Second-Step Merger (a "Diminution in Value") or (iv) which seeks to impose any condition to the Offer or the Second-Step Merger unacceptable to Horizon, except that this condition will not fail to be satisfied as a result of a governmental entity requiring that Horizon (A) sell, divest, license or otherwise dispose of any and all of the capital stock, assets, rights, products or businesses of either Depomed and its subsidiaries or Horizon and its subsidiaries or (B) accept any other restriction on the activity of Depomed and its subsidiaries or Horizon and its subsidiaries, in each case in connection with any approval determined by Horizon to be required or advisable under any applicable competition law;

          (2)   other than the waiting periods under the HSR Act and any other applicable antitrust laws and regulations, any statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable to the Offer, the Second-Step Merger or the transactions contemplated by the Offer or Second-Step Merger that might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of paragraph (1) above, except that this condition will not fail to be satisfied as a result of a governmental entity requiring that Horizon (i) sell, divest, license or otherwise dispose of any and all of the capital stock, assets, rights, products or businesses of either Depomed and its subsidiaries or Horizon and its subsidiaries or (ii) accept any other restriction on the activity of Depomed and its subsidiaries or Horizon and its subsidiaries, in each case in connection with any approval determined by Horizon to be required or advisable under any applicable competition law;

          (3)   there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the outbreak or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental authority or other regulatory agency on, or any other event which might affect the extension of credit by, banks or other lending institutions, (v) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (4)   other than the Rights issued pursuant to the Rights Agreement, since December 31, 2014, Depomed or any subsidiary of Depomed shall have (i) issued, distributed, pledged or sold, or authorized, or proposed the issuance, distribution, pledge or sale of (A) any shares of its capital stock (other than sales or issuances pursuant to the present terms of employee stock awards outstanding on the date of the Offer to Exchange) of any class (including, without limitation, Shares of Common Stock) or securities convertible into or exchangeable for any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of Depomed (other than any employee awards referred to in the financial statements in Depomed's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015), (B) any other securities in respect of, in lieu of or in substitution for Shares of Common Stock or (C) any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, (ii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding Shares of Common Stock or other securities, (iii) proposed, recommended, authorized, declared, issued or paid any dividend or distribution on any Shares of Common Stock or any other security, whether payable in cash, securities or other property, (iv) altered or proposed to alter any material term of any outstanding security, (v) incurred, agreed to incur or announced its intention to incur any debt other than in the ordinary course of business and consistent with past practice, (vi) authorized, recommended, proposed or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of assets or securities other than in the ordinary course of business, any material change in its capitalization, any release or relinquishment of any material contractual or other rights or any comparable event, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced or (vii) entered into any other agreement or otherwise effected any other arrangement with any other party or with its officers or other employees of Depomed, which in any of the cases described in (i) through (vii) above might, individually or in the aggregate, have an Adverse Effect or result in a Diminution in Value;

          (5)   Depomed or any of its subsidiaries shall have amended or proposed or authorized any amendment to the Depomed Articles of Incorporation, the Depomed Bylaws or similar organizational documents, or Horizon shall have learned that Depomed or any of its subsidiaries shall have proposed, adopted or recommended any such amendment, which has not previously been publicly disclosed by Depomed and also set forth in filings with the SEC prior to commencement of the Offer, in a manner that, in the reasonable judgment of Horizon, might, directly or indirectly, (i) delay or otherwise restrain, impede or prohibit the Offer or the Second-Step Merger or (ii) prohibit or limit the full rights of ownership of Shares of Common Stock by Horizon or any of its affiliates, including, without limitation, the right to vote any Shares of Common Stock acquired by Horizon pursuant to the Offer or otherwise on all matters properly presented to Depomed shareholders

          (6)   Depomed or any of its subsidiaries shall have transferred into trust, escrow or similar arrangement any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or shall have entered into or otherwise effected with its officers or any other employees any additional benefit, employment, severance or similar agreements, arrangements or plans other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased benefits to such employee or employees as a result of or in connection with the transactions contemplated by the Offer or the Second-Step Merger;

          (7)   (i) a tender or exchange offer for some or all of the Shares of Common Stock has been publicly proposed to be made or has been made by another person (including Depomed or any of its subsidiaries or affiliates, but excluding Horizon or any of its affiliates), or has been publicly disclosed, or Horizon otherwise learns that any person or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of Depomed (including the Shares of Common Stock), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Depomed (including the Shares of Common Stock) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of the Offer to Exchange, (ii) any such person or group which, prior to the date of the Offer to Exchange, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Depomed, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Depomed constituting 1% or more of any such class or series, (iii) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving Depomed or (iv) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire Depomed or any assets or securities of Depomed; and

          (8)   Depomed or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving Depomed or any of its subsidiaries or the purchase or exchange of securities or assets of Depomed or any of its subsidiaries any type of option, warrant or right which, in Horizon's reasonable judgment, constitutes a "lock-up" device (including, without limitation, a right to acquire or receive any Shares of Common Stock or other securities, assets or business of Depomed or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination, purchase or exchange.

Annex B

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS AND MANAGEMENT

        The following table sets forth information as of September 10, 2015 (or earlier date for information based on third party filings with the SEC) regarding the ownership of our Common Stock by (a) each director, (b) each named executive officer and (c) all current directors and executive officers as a group.

Name of Beneficial Owner(1)	Aggregate Number of Shares of Common Stock(2)	Number Subject to Convertible Securities Exercisable Within 60 Days	Percentage of Common Stock (%)(2)
James A. Schoeneck(3)	1,118,366	835,039	1.85%
Thadd M. Vargas	341,645	202,302	*
August J. Moretti	287,294	263,967	*
Matthew M. Gosling	287,567	253,921	*
Peter D. Staple	212,305	152,305	*
David B. Zenoff, D.B.A.	176,901	157,305	*
Karen A. Dawes	150,305	142,305	*
Samuel R. Saks, M.D.	63,138	63,138	*
Vicente Anido, Jr., Ph.D.	59,805	59,805	*
Srinivas G. Rao, M.D.	50,978	50,261	*
R. Scott Shively	48,490	48,490	*
Louis J. Lavigne, Jr.	35,638	35,638	*
All current directors & executive officers as a group (12 persons)	2,832,432	2,264,476	4.69%

*
Beneficially owns less than 1% of the outstanding Common Stock.

(1)
Except as otherwise indicated, the address of each beneficial owner listed in the table is Depomed, Inc., 7999 Gateway Blvd., Suite 300, Newark, California 94560.

(2)
Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership within 60 days. Percentage ownership is based on 60,367,385 shares of the Company's common stock outstanding as of September 10, 2015. Shares of common stock subject to stock options and restricted stock units vesting on or before November 9, 2015 (within 60 days of September 10, 2015) are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of other persons. Except as otherwise noted, each person has sole voting and investment power with respect to the shares shown. Unless otherwise noted, none of the shares shown as beneficially owned on this table are subject to pledge.

(3)
Includes 283,327 shares of common stock held in Mr. Schoeneck's family trust and over which Mr. Schoeneck has shared voting power and shared dispositive power.

Shareholders Holding 5% or More

Name of Beneficial Owner	Aggregate Number of Shares of Common Stock(1)		Number Subject to Convertible Securities Exercisable Within 60 Days		Percentage of Common Stock (%)(1)
BlackRock, Inc.(2)	6,643,880	(3)	—		11.01%
RIMA Senvest Management, LLC(4)	4,647,961	(5)	259,926	(5)	7.70%
The Vanguard Group(6)	3,920,281	(7)	—		6.49%
Invesco Ltd.(8)	3,571,101	(9)	—		5.92%
State Street Corporation(10)	3,070,951	(11)	—		5.09%

(1)
Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership within 60 days. Percentage ownership is based on 60,367,385 shares of the Company's common stock outstanding as of September 10, 2015. Shares of common stock subject to stock options and restricted stock units vesting on or before November 9, 2015 (within 60 days of September 10, 2015) are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of other persons. Except as otherwise noted, each person or entity has sole voting and investment power with respect to the shares shown. Unless otherwise noted, none of the shares shown as beneficially owned on this table are subject to pledge.

(2)
The address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10022.

(3)
Includes (i) 6,520,836 shares of common stock as to which BlackRock, Inc. has sole voting power and (ii) 6,643,880 shares of common stock as to which BlackRock, Inc. has sole dispositive power. This information was obtained from the Schedule 13G filed on January 9, 2015 with the SEC by BlackRock, Inc.

(4)
The address of RIMA Senvest Management, LLC is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

(5)
Includes (i) 4,647,961 shares of common stock (of which 259,926 shares of common stock are issuable upon the conversion of the Company's 2.5% Convertible Senior Notes Due 2021 (the "Convertible Notes")) as to which Richard Mashaal has shared voting and shared dispositive power and (ii) 3,163,828 shares of common stock (of which 157,515 shares of common stock are issuable upon the conversion of the Convertible Notes) as to which RIMA Senvest Management, LLC has shared voting and shared dispositive power. The address of Richard Mashaal is c/o RIMA Senvest Management, LLC is 540 Madison Avenue, 32nd Floor, New York, New York 10022. This information was obtained from the Schedule 13G/A filed on February 17, 2015 with the SEC by RIMA Senvest Management, LLC and Richard Mashaal.

(6)
The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(7)
Includes (i) 81,855 shares of common stock as to which The Vanguard Group has voting power, (ii) 3,841,826 shares of common stock as to which The Vanguard Group has sole dispositive power and (iii) 78,455 shares of common stock as to which The Vanguard Group has shared dispositive power. This information was obtained from the Schedule 13G filed on February 10, 2015 with the SEC by The Vanguard Group.

(8)
The address of Invesco Ltd. is 1555 Peachtree Street NE, Atlanta, Georgia 30309.

(9)
Includes (i) 3,547,301 shares of common stock as to which Invesco Ltd. has sole voting power and (ii) 3,571,101 shares of common stock as to which Invesco Ltd. has sole dispositive power. This information was obtained from the Schedule 13G filed on February 11, 2015 with the SEC by Invesco Ltd.

(10)
The address of State Street Corporation is State Street Financial Center, One Lincoln Street, Boston, Massachusetts 02111.

(11)
Includes 3,070,951 shares of common stock as to which State Street Corporation has shared voting power and shared dispositive power. This information was obtained from the Schedule 13G filed on February 12, 2015 with the SEC by State Street Corporation.